45

12g3 – 2(b)

OJSC "VolgaTelecom"
603000 Russia, Nizhniy Novgorod,
M. Gorky square, Post House,
phone (7 8312) 33-20-47, fax (7 8312) 30-67-68
№ 25-8/128

03 MAY -1 AM 7:21

Date: 05.03.2003г.

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549


03022273

Комиссия по ценным бумагам и биржевой деятельности
Офис международных корпоративных финансов
Остановка 3-2
450 Пятая улица, Сев.-Зап.
Вашингтон, округ Колумбия 20549

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

SUPPL

Re: Joint-stock company " VolgaTelecom ", Exemption № 82-4642

Dear sirs,

In connection with exemption of Joint-Stock Company "VolgaTelecom", according to rule 12g3-2 (b), from requirements of the Act on securities and stock exchanges of 1934 concerning registration and financial statements and according to the further requirements of rule 12g3-2 (b), find attached the following documents:

1. Notice to the ADR holder about the extraordinary general meeting of stockholders;
2. Notice to the stockholder;
3. materials (ballot) for voting also we ask you to distribute them among ADR owners;
4. Articles of Incorporation (Charter) of OJSC "VolgaTelecom";
5. Statutes "About the due procedure of the general meeting of shareholders" in new wording;
6. Statutes "About the Board of Directors" in new wording;
7. Statutes "About the Auditing Commission" in new wording;
8. Statutes "About the Management Board" in new wording;
9. Draft of resolutions to Agenda issues;
10. Information on candidates for the post of General Director, to Board of directors, Auditing Commission of OJSC "VolgaTelecom"

J. P. Morgan Bank is a depositary bank for the above-named company in compliance with form F-6, registration number 333-86930 of ADR program for common shares.

If you have any questions, you can call me directly: phone 7-8312-33-47-93 or contact François Rausch, manager of ADR program of OJSC "VolgaTelecom" in J. P. Morgan Bank, phone: +44 207 777 2022 (London)..

Best regards,

Deputy General Director

Grigorieva L.I.


ВолгаТелеком

Dw 9/4

1253-2(b)



03 MAY -1 AM 7:21

603000 Russia, Nizhniy Novgorod,
M. Gorky square, Post House,
phone (8312) 33-20-47, fax (8312) 30-67-68, e-mail:
tn@sinn.ru, www.volga-telecom.ru

05.03.2003 № 25-8/129
Ref.№ of

JPMorgan Bank
Fax: +44 207 325 8094
Phone +44 207 777 2022 London (François Rausch)

Notice to the ADR holder in form of shares of OJSC "VolgaTelecom"

The Board of Directors decided to hold a Joint (Extraordinary) General Meeting of Stockholders on March 26, 2003 in form of a joint presence. The list of the stockholders having the right to take part in the Joint (Extraordinary) General Meeting of Stockholders, is made as of 18:00 h (local time) on January 24, 2003.

AGENDA:

1. Anticipatory termination of office of the General Director of the Company, appointment of the General Director of the Company and definition of his term of office.
2. Anticipatory termination of office of members of the Board of Directors of the Company and election of the Board of Directors of the Company.
3. Anticipatory termination of office of members of the Revision Committee of the Company and election of the Revision Committee of the Company.
4. Approval of the Charter of the Company in a new wording.
5. Approval of Regulations about the procedure of General Meeting of Stockholders of Open Joint-Stock Company "VolgaTelecom" in a new wording.
6. Approval of Regulations about the Board of Directors of OJSC " VolgaTelecom " in a new wording.
7. Approval of Regulations about the Management Board of OJSC " VolgaTelecom " in a new wording.
8. Approval of Regulations about of the Revision Committee of OJSC " VolgaTelecom " in a new wording.
9. Definition of commission rate to members of Board of Directors of the Company.



1283-2(b)


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

Open Joint-Stock Company VolgaTelecom

603000 Russia, Nizhniy Novgorod, M. Gorky square, Post House

The joint (extraordinary) general meeting of stockholders will be held in the form of joint assembly on March 26, 2003 at 10:00 h (local time) at the following address: Nizhniy Novgorod, M. Gorky square, Post House, registration begins at 8:00 h (local time).

AGENDA:

1. Anticipatory termination of office of the General Director of the Company, appointment of the General Director of the Company and definition of his term of office.
2. Anticipatory termination of office of members of the Board of Directors of the Company and election of the Board of Directors of the Company.
3. Anticipatory termination of office of members of the Revision Committee of the Company and election of the Revision Committee of the Company.
4. Approval of the Charter of the Company in a new wording.
5. Approval of Regulations about the procedure of General Meeting of Stockholders of Open Joint-Stock Company "VolgaTelecom" in a new wording.
6. Approval of Regulations about the Board of Directors of OJSC " VolgaTelecom " in a new wording.
7. Approval of Regulations about the Management Board of OJSC " VolgaTelecom " in a new wording.
8. Approval of Regulations about of the Revision Committee of OJSC " VolgaTelecom " in a new wording.
9. Definition of commission rate to members of Board of Directors of the Company.

Board of Directors of OJSC " VolgaTelecom "

INFORMATION
about the candidate for the post of the general director of OJSC "VolgaTelecom"

Last, middle, first name of the candidate	Place of employment and post	Written consent of the candidate
1. Lyulin Vladimir Fedorovich	the general director of OJSC "VolgaTelecom"	Available

INFORMATION
about the candidate for the Board of directors of OJSC "VolgaTelecom"

Item	Last, middle, first name of the candidate	Place of employment and post	Written consent of the candidate
1.	Bilibin Yuriy Aleksandrovich	Deputy general director of OJSC " Svyazinvest "	Available
2.	Bobin Maksim Viktorovich	Head of Legal Depertment of Moscow office of "NCH Advisors, Inc."	Available
3.	Vasiliyev Mikhail Borisovich	Head of Saint-Petersburg office of "NCH Advisors, Inc."	Available
4.	Grigorieva Alla Borisovna	Deputy director - Chief of Department of corporate management of OJSC " Svyazinvest "	Available
5.	Grigorieva Lyubov Ivanovna	Deputy general director, department of corporate development of OJSC " VolgaTelecom "	Available
6.	Dudchenko Vladimir Vladimirovich	Counceller of Moscow office of "NCH Advisors, Inc."	Available
7.	Zabuzova Yelena Viktorovna	The deputy director of Department of securities of OJSC " Svyazinvest "	Available
8.	Kozin Vladimir Vladimirovich	Deputy director - the Chief of Department of corporate financing and direct investments of OJSC " Svyazinvest "	Available
9	Lopatin Aleksandr Vladimirovich	Deputy General Director of OJSC " Svyazinvest "	Available
10.	Lyulin Vladimir Fedorovich	General director of OJSC " VolgaTelecom "	Available
11.	Peter Montgomery Halloran	Representative of the company ING Bank (Eurasia) ZAO	Available
12.	Romskiy Georgiy Alekseyevich	Deputy General Director of OJSC " Svyazinvest "	Available
13.	Savchenko Viktor Dmitriyevich	Director of Legal Department of OJSC " Svyazinvest "	Available
14.	Fedorov Oleg Romanovich	Deputy Executive Director of Investors Rights Protection Association	Available
15.	Filimonova Galina Arsentievna	Principal expert of Department of corporate management of OJSC " Svyazinvest "	Available
16.	Chernogorodskiy Sergey Valeriyevich	Deputy director of Department of securities of OJSC " Svyazinvest "	Available
17.	Yurchenko Yevgeniy Valeriyevich	Deputy General Director of OJSC " Svyazinvest "	Available

INFORMATION
about the candidate for the СВЕДЕНИЯ Auditing Commission of OJSC "VolgaTelecom"

item	Last, middle, first name of the candidate	Place of employment and post	Written consent of the candidate
1	Alekhin Sergey Imanovich	Principal expert of Department of internal audit and economic analysis of OJSC " Svyazinvest "	Available
2	Belyayev Konstantin Vladimirovich	Chief accountant of OJSC " Svyazinvest "	Available
3	Karelina Liliya Alekseyevna	Principal expert of Department of Telecommunications of OAO « Svyazinvest »	Available
4	Kukudjanova Yelena Nikolayevna	Principal expert of Department of internal audit and economic analysis of OJSC " Svyazinvest "	Available
5	Tareyeva Larissa Valerievna	Leading expert of Department of corporate financing and direct investments of OJSC " Svyazinvest "	Available

12g3-2(b)

PROPOSED DECISION DRAFTS UPON AGENDA ITEMS OF JOINT (EXTRAORDINARY) GENERAL MEETING OF SHAREHOLDERS OF OPEN JOINT-STOCK COMPANY " VOLGATELECOM ",

held in the form of joint assembly of shareholders (their authorized proxies) for preliminary discussion of Agenda items and adoption of decisions on them with previous submission of voting ballots prior to the meeting on March 26, 2003 at the following address: Nizhniy Novgorod, M. Gorky square, Post House

1. Anticipatory termination of office of the General Director of the Company, appointment of the General Director of the Company and definition of his term of office.

DECISION DRAFT:

1. to terminate the authorities of the general director of the Company before expiry of term.
2. to appoint Lyulin Vladimir Fedorovich for the post of the general director of the Company for the term of 2 years.

2. Anticipatory termination of office of members of the Board of Directors of the Company and election of the Board of Directors of the Company.

DECISION DRAFT:

1. to terminate the authorities of the of members of the Board of Directors of the Company before expiry of term.
2. to elect the following persons for the Board of Directors of the Company:

(11 persons are elected for the Board of Directors of the Company by a majority of vote.)

3. Anticipatory termination of office of members of the Auditing Commission of the Company and election of the Auditing Commission of the Company.

DECISION DRAFT:

1. to terminate the authorities of the of members of the Auditing Commission of the Company before expiry of term.
2. to elect the following persons for the Auditing Commission of the Company:

(5 candidates are elected for the Auditing Commission by a majority of vote.)

4. Approval of Articles of incorporation(Charter of the Company) in a new wording.

DECISION DRAFT:

to approve the new wording of the Charter of the Company.

5. Approval of the procedure of the General Meeting of Stockholders of Open Joint-Stock Company "VolgaTelecom" in a new wording.

DECISION DRAFT:

to approve the procedure of the general meeting of shareholders of open joint-stock company " VolgaTelecom " in a new wording.

6. The approval of Statutes of the Board of Directors of OJSC " VolgaTelecom " in a new wording.

DECISION DRAFT:

To approve the Statutes of the Board of Directors of OJSC " VolgaTelecom " in a new wording.

7. The approval of Regulations on the Management Board of OJSC " VolgaTelecom " in a new wording.

DECISION DRAFT:

To approve the Regulations on the Management Board of OJSC " VolgaTelecom " in a new wording.

8. The approval of Regulations on the Auditing Commission of OJSC " VolgaTelecom " in a new wording.

DECISION DRAFT:

To approve the Regulations on the Auditing Commission of OJSC " VolgaTelecom " in a new wording

9. Definition of the size of commission to members of the Board of directors of the Society

DECISION DRAFT:

To adopt the following rates (percentage) of deductions for calculation of quarterly and annual compensation to members of the Board of directors:

- At a rate of 0,006 % from proceeds of the Society from sales of the goods, products, jobs, services in the accounting

1283-2(b)

Open Joint-Stock Company
"VolgaTelecom"


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

Extraordinary joint general meeting of shareholders in the form of joint presence of shareholders
Date of the meeting: on March, 26, 2003
Beginning of the meeting: 10 : 00 hours
Place of the meeting: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House
Location of the Society: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House

______________________________ (First, middle, last name (long title) of stockholder)   ____________ (votes)

BALLOT № 1
for voting on the first Agenda item:

Early termination of powers of the general director of the Society, appointment of the general director of the Society and definition of term of his powers

DECISION: **1. To stop powers of the general director of the Society before the term.**

FOR | **AGAINST** | **ABSTENTION**

2. To appoint Lyulin Vladimir Fedorovich as the general director of the Society for the period of 2 years.

FOR | **AGAINST** | **ABSTENTION**

Leave only one of voting options. Cross out unnecessary voting options .
The ballots filled with infringement of the above-stated requirement, shall be considered void.

The ballot should be signed by the shareholder (shareholder's proxy).

Signature ______________________

The present ballot empowers to vote before the term, having directed the filled ballot to the following address: 107078, the city of Moscow, Kalanchevskaya street, house № 15-a, p.o.b. 45.

At definition of quorum and summarizing of voting the ballots received not later than March 23, 2003 are taken into account.

If the ballot directed to the above-mentioned address is signed by the shareholder's proxy, the documents confirming powers of the shareholder's proxy should be enclosed with the bulletin.

1283-2(b)

"VolgaTelecom"



Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

Extraordinary joint general meeting of shareholders in the form of joint presence of shareholders
Date of the meeting: March 26, 2003
Beginning of the meeting: 10 : 00 hours
Place of the meeting: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House
Location of the Society: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House

_______________________________________ (First, middle, last name (long title) of stockholder) _______________ (votes)

BALLOT № 2

for voting on the second Agenda item:
Early termination of powers of members of the Board of Directors of the Society
and election of the Board of Directors of the Society

Number of votes of the shareholder ________________
(according to sharholders register)

The DECISION: 1. To terminate powers of members of Board of directors of the Society before the term.

FOR **AGAINST** **ABSTENTION**

Leave only one of available voting options. Cross out unnecessary options. Ballots filled out contrary to this requirement shall be acknowledged null and void.

Number of votes of the shareholder ________________
(according to sharholders register)

2. To elect the Board of directors of the Society consisting of the following persons:

item	Last, first, middle name of the candidate	Place of employment and post	FOR	votes	AGAINST (all candidates)	ABSTENTION (all candidates)
1.	Bilibin Yuriy Aleksandrovich	Deputy general director of OJSC " Svyazinvest "				
2.	Bobin Maksim Viktorovich	Representative of company Wakeman Enterprises Limited				
3.	Vasiliyev Mikhail Borisovich	Representative of company Wakeman Enterprises Limited				
4.	Grigorieva Alla Borisovna	Deputy director - Chief of Department of corporate management of OJSC " Svyazinvest "				
5.	Grigorieva Lyubov Ivanovna	Deputy general director, department of corporate development of OJSC " VolgaTelecom "				
6.	Dudchenko Vladimir Vladimirovich	Representative of company Wakeman Enterprises Limited				
7.	Zabuzova Yelena Viktorovna	The deputy director of Department of securities of OJSC " Svyazinvest "				
8.	Kozin Vladimir Vladimirovich	Deputy director - the Chief of Department of corporate financing and direct investments of OJSC " Svyazinvest "				
9.	Lopatin Aleksandr Vladimirovich	Deputy General Director of OJSC " Svyazinvest "				
10.	Lyulin Vladimir Fedorovich	General director of OJSC " VolgaTelecom "				
11.	Peter Montgomery Halloran	Representative of the company ING Bank (Eurasia) ZAO				
12.	Romskiy Georgiy Alekseyevich	Deputy General Director of OJSC " Svyazinvest "				
13.	Savchenko Viktor Dmitriyevich	Director of Legal Department of OJSC " Svyazinvest "				
14.	Fedorov Oleg Romanovich	Representative of company Wakeman Enterprises Limited				
15.	Filimonova Galina Arsentievna	Principal expert of Department of corporate management of OJSC " Svyazinvest "				
16.	Chernogorodskiy Sergey Valeriyevich	Deputy director of Department of securities of OJSC " Svyazinvest "				
17.	Yurchenko Yevgeniy Valeriyevich	Deputy General Director of OJSC " Svyazinvest "				

12g3-2(b)

Open Joint-Stock Company
"VolgaTelecom"


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

Extraordinary joint general meeting of shareholders in the form of joint presence of shareholders
Date of the meeting: March 26, 2003
Beginning of the meeting: 10 : 00 hours
Place of the meeting: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House
Location of the Society: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House

_______________________________ (First, middle, last name (long title) of stockholder) _____________ (votes)

03 MAY -1 AM 7:21

BALLOT № 3

for voting on the third Agenda item:
Early termination of powers of members of the Auditing Commission of the Society and election of the Auditing Commission of the Society

DECISION:

1. To terminate powers of members of the Auditing Commission of the Society before the term.

FOR | AGAINST | ABSTENTION

2. To elect the Auditing Commission of the Society consisting of the following persons:

1. Alekhin Sergey Imanovich — Principal expert of Department of internal audit and economic analysis of OJSC " Svyazinvest "

FOR | AGAINST | ABSTENTION

2. Belyayev Konstantin Vladimirovich — Chief accountant of OJSC " Svyazinvest "

FOR | AGAINST | ABSTENTION

3. Karelina Liliya Alekseyevna — Principal expert of Department of Telecommunications of OAO « Svyazinvest »

FOR | AGAINST | ABSTENTION

4. Kukudjanova Yelena Nikolayevna — Principal expert of Department of internal audit and economic analysis of OJSC " Svyazinvest "

FOR | AGAINST | ABSTENTION

5. Tareyeva Larissa Valerievna — Leading expert of Department of corporate financing and direct investments of OJSC " Svyazinvest "

FOR | AGAINST | ABSTENTION

Leave only one of voting options. Cross out unnecessary voting options .
The ballots filled with infringement of the above-stated requirement, shall be considered void.
The ballot should be signed by the shareholder (shareholder's proxy).

Signature ______________________

The present ballot empowers to vote before the term, having directed the filled ballot to the following address: 107078, the city of Moscow, Kalanchevskaya street, house № 15-a, p.o.b. 45.

1283-2(b)

Open Joint-Stock Company
"VolgaTelecom"


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

Extraordinary joint general meeting of shareholders in the form of joint presence of shareholders
Date of the meeting: March 26, 2003
Beginning of the meeting: 10 : 00 hours
Place of the meeting: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House
Location of the Society: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House

____ ______________
(First, middle, last name (long title) of stockholder) (votes)

BALLOT № 4
for voting on the forth Agenda item:

Approval of Articles of Incorporation{Charter of the Company} in a new wording

DECISION: **to approve the Articles of Incorporation in a new wording**

FOR **AGAINST** **ABSTENTION**

Leave only one of voting options. Cross out unnecessary voting options .
The ballots filled with infringement of the above-stated requirement, shall be considered void.

The ballot should be signed by the shareholder (shareholder's proxy).

Signature________________________

The present ballot empowers to vote before the term, having directed the filled ballot to the following address: 107078, the city of Moscow, Kalanchevskaya street, house № 15-a, p.o.b. 45.

At definition of quorum and summarizing of voting the ballots received not later than on March 23, 2003 are taken into account.

If the ballot directed to the above-mentioned address is signed by the shareholder's proxy, the documents confirming powers of the shareholder's proxy should be enclosed with the bulletin.

1283-2(b)

Open Joint-Stock Company
"VolgaTelecom"


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

Extraordinary joint general meeting of shareholders in the form of joint presence of shareholders
Date of the meeting: March 26, 2003
Beginning of the meeting: 10 : 00 hours
Place of the meeting: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House
Location of the Society: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House

______________________________ (First, middle, last name (long title) of stockholder) ______________ (votes)

BALLOT № 5
for voting on the fifth Agenda item:

The approval of Regulations about the procedure of the general meeting of shareholders of open joint-stock company " VolgaTelecom " in a new wording

DECISION: **To approve the Regulations about the procedure of the general meeting of shareholders of open joint-stock company " VolgaTelecom " in a new wording**

FOR	AGAINST	ABSTENTION

Leave only one of voting options. Cross out unnecessary voting options .
The ballots filled with infringement of the above-stated requirement, shall be considered void.

The ballot should be signed by the shareholder (shareholder's proxy).

Signature ______________________________

The present ballot empowers to vote before the term, having directed the filled ballot to the following address: 107078, the city of Moscow, Kalanchevskaya street, house № 15-a, p.o.b. 45.

At definition of quorum and summarizing of voting the ballots received not later than on March 23, 2003 are taken into account.

If the ballot directed to the above-mentioned address is signed by the shareholder's proxy, the documents confirming powers of the shareholder's proxy should be enclosed with the bulletin.

1283-2(b)

Open Joint-Stock Company
"VolgaTelecom"


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

Extraordinary joint general meeting of shareholders in the form of joint presence of shareholders
Date of the meeting: March 26, 2003
Beginning of the meeting: 10 : 00 hours
Place of the meeting: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House
Location of the Society: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House

____ ____________
(First, middle, last name (long title) of stockholder) (votes)

BALLOT № 6
For voting on the sixth Agenda item:

The approval of Statutes of the Board of Directors of OJSC " VolgaTelecom " in a new wording

DECISION: **To approve the Statutes of the Board of Directors of OJSC " VolgaTelecom " in a new wording**

FOR	AGAINST	ABSTENTION

Leave only one of voting options. Cross out unnecessary voting options .
The ballots filled with infringement of the above-stated requirement, shall be considered void.

The ballot should be signed by the shareholder (shareholder's proxy).

Signature __________________________

The present ballot empowers to vote before the term, having directed the filled ballot to the following address: 107078, the city of Moscow, Kalanchevskaya street, house № 15-a, p.o.b. 45.

At definition of quorum and summarizing of voting the ballots received not later than on March 23, 2003 are taken into account.

If the ballot directed to the above-mentioned address is signed by the shareholder's proxy, the documents confirming powers of the shareholder's proxy should be enclosed with the bulletin.

12§3-2(b)

Open Joint-Stock Company
"VolgaTelecom"


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

Extraordinary joint general meeting of shareholders in the form of joint presence of shareholders
Date of the meeting: March 26, 2003
Beginning of the meeting: 10 : 00 hours
Place of the meeting: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House
Location of the Society: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House

______________________________ (First, middle, last name (long title) of stockholder)

__________ (votes)

BALLOT № 7
For voting on the seventh Agenda item:

The approval of Regulations on the Management Board of OJSC " VolgaTelecom " in a new wording

DECISION: **To approve the Regulations on the Management Board of OJSC " VolgaTelecom " in a new wording**

FOR	AGAINST	ABSTENTION

Leave only one of voting options. Cross out unnecessary voting options .
The ballots filled with infringement of the above-stated requirement, shall be considered void.

The ballot should be signed by the shareholder (shareholder's proxy).

Signature ______________________________

The present ballot empowers to vote before the term, having directed the filled ballot to the following address: 107078, the city of Moscow, Kalanchevskaya street, house № 15-a, p.o.b. 45.

At definition of quorum and summarizing of voting the ballots received not later than on March 23,2003 are taken into account.

If the ballot directed to the above-mentioned address is signed by the shareholder's proxy, the documents confirming powers of the shareholder's proxy should be enclosed with the bulletin.

1283-2(b)

Open Joint-Stock Company
"VolgaTelecom"


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

Extraordinary joint general meeting of shareholders in the form of joint presence of shareholders
Date of the meeting: March 26, 2003
Beginning of the meeting: 10 : 00 hours
Place of the meeting: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House
Location of the Society: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House

______________________________ (First, middle, last name (long title) of stockholder) ______________ (votes)

BALLOT № 8
For voting on the eighth Agenda item:

The approval of Regulations on the Auditing Commission of OJSC " VolgaTelecom " in a new wording

DECISION: **To approve the Regulations on the Auditing Commission of OJSC " VolgaTelecom " in a new wording**

FOR	AGAINST	ABSTENTION

Leave only one of voting options. Cross out unnecessary voting options .
The ballots filled with infringement of the above-stated requirement, shall be considered void.

The ballot should be signed by the shareholder (shareholder's proxy).

Signature ______________________

The present ballot empowers to vote before the term, having directed the filled ballot to the following address: 107078, the city of Moscow, Kalanchevskaya street, house № 15-a, p.o.b. 45.

At definition of quorum and summarizing of voting the ballots received not later than on March 23, 2003 are taken into account.

If the ballot directed to the above-mentioned address is signed by the shareholder's proxy, the documents confirming powers of the shareholder's proxy should be enclosed with the bulletin.

12Ȣ 3-2(b)

Open Joint-Stock Company
"VolgaTelecom"


ВОЛГАТЕЛЕКОМ

Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

Extraordinary joint general meeting of shareholders in the form of joint presence of shareholders
Date of the meeting: March 26, 2003
Beginning of the meeting: 10 : 00 hours
Place of the meeting: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House
Location of the Society: 603000, Nizhniy Novgorod, M. Gorky sq. , Post House

______________________________ (First, middle, last name (long title) of stockholder) ____________ (votes)

BALLOT № 9

For voting on the second Agenda item:

Definition of the size of commission to members of the Board of directors of the Society

DECISION:

To adopt the following rates (percentage) of deductions for calculation of quarterly and annual compensation to members of the Board of directors:

- **At a rate of 0,006 % from proceeds of the Society from sales of the goods, products, jobs, services in the accounting quarter according to the accounting reports of the Society for each member of the Board of directors;**

At a rate of 0,4 % from the net profit of the Society in the fiscal year according to the accounting reports of the Society for the joint Board of directors of the Society

FOR	AGAINST	ABSTENTION

Leave only one of voting options. Cross out unnecessary voting options .
The ballots filled with infringement of the above-stated requirement, shall be considered void.

The ballot should be signed by the shareholder (shareholder's proxy).

Signature ______________________

The present ballot empowers to vote before the term, having directed the filled ballot to the following address: 107078, the city of Moscow, Kalanchevskaya street, house № 15-a, p.o.b. 45.

At definition of quorum and summarizing of voting the ballots received not later than on March 23, 2003 are taken into account.

If the ballot directed to the above-mentioned address is signed by the shareholder's proxy, the documents confirming powers of the shareholder's proxy should be enclosed with the bulletin.

Draft

Approved
by the general meeting of shareholders
OJSC "VolgaTelecom"
"____" ____________ 2003.

The minutes No. ___ of "__" _________ 2003.

The chairman of the joint
(extraordinary) general meting of
shareholders
_____________________ V.F.Lyulin

MANAGEMENT BOARD REGULATIONS

of open joint-stock company "VolgaTelecom" of the Nizhniy Novgorod region

(OJSC "VolgaTelecom")
in new wording

Nizhniy Novgorod
2003

1. GENERAL

1.1. The present Regulationes about the Board (herinafter — the Regulationes) pursuant to the Civil Code of the Russian Federation, Federal act "About joint-stock companies" and Charter of Company determine terms and procedure of convocation and realization of board meetings, and also method of adoption of the solutions.

1.2. The Board is the collective body of the Company's executive management of current activity of Company.

2. PURPOSE AND PRINCIPLES OF BOARD'S ACTIVITIES

2.1. The purpose of activity of Board is the maintenance of an effective work of Company.

2.2. For implementation of the purpose of activity the Board is obliged to be guided by following principles:

- Operating adoption of the maximum objective solutions in concerns of Company and its shareholders;
- Diligent, well-timed and effective fulfilment of the solutions of general meeting of the shareholders and Board of directors of Company.

3. CHAIRMAN of BOARD

3.1. The functions of the Chairman of Board of Company are executed by a person being an individual executive of the Company.

3.2. The chairman of Board organizes realization of Board meetings, presides over them, signs all documents on behalf of the Company and the minutes of board meetings, acts without the power of attorney on behalf of the Company pursuant to the resolutions of Board adopted within the limits of his competence.

3.3. In case of absence of the Management Board Chairman if an urgent decision is to be made on an issue, the person who is performing duties of the General Director organizes a board meeting, presides it and signs the minutes of the session .

4. SECRETARY of BOARD

4.1. The secretary of Board is assigned by the members of the board on the maiden meeting by a majority of members of the board participating in the session.

4.2. The Board has the right at any time to free the Secretary of Board from his office and to assign a new Secretary of Board.

4.3. In case of absence of the Secretary of Board the fulfilment of his responsibilities is assigned to other person by a majority of vote of members of the Board taking part in the meeting.

4.4. The secretary of Board has the right:

4.4.1. To demand of the officials of Company the information and documents indispensable for preparation of materials on the agenda of Board meetings;

4.4.2. To receive reward for fulfilment of the responsibilities and compensation of the expenses bound with fulfilment of functions of the Secretary of Board, at a rate of and following the due procedure defined by resolution of the Board.

4.5. The secretary of Board is obliged:
4.5.1. to drawand record the minutes of Board meetings;
4.5.2. To keep account of and to store the incoming documentation and copies of the outgoing documentation of the Board;
4.5.3. To inform the members of the Board on realization of board meetings in the order and terms established by the present Regulations;
4.5.4. To present to the members of the Board materials indispensable for consideration of issues of the agenda of Board meetings, in the order and terms established by the present Regulations;
4.5.5. To execute diverse functions, foreseen by the present Regulations.

5. BOARD MEETING

5.1. The board meetings can be conducted in the form of joint presence (including conference communication) or absentee voting.

5.2. The board meetings should be conducted regularly pursuant to the schedule of activity approved by board meeting. If necessary, the Board discusses issues not included in the schedule of activity.

5.3. The board meeting is convoked by the Chairman of Board upon his own initiative or on demand of one of the members of the board of Company.

5.4. The members of the Board are informed about convocation of Board meeting, place and time of its realization (if it is held in form of a joint presence), and also about the agenda in the arbitrary form by the Secretary of Board not less than 5 working days prior to date of meeting.
If an emergency solution of any issue is necessary, the indicated term can be abbreviated.
Simultaneously with the notification of the members of the Board they should be given all indispensable materials on the agenda.

5.5. The quorum for realization of Board meetings of the Company makes not less than a half of number of the assigned members of the Board.
In case quantity of the members of the Board is reduced to a number less than the indicated quorum, the Board of directors of Company is obliged to make a decision about definition of the quantitative structure and assigning of the members of the Board of Company.

5.6. At decision making by Board, the members of the Board present at the meeting, express their judgements on the agenda issues by voting.

5.7. If a member of the Board cannot personally take part in the session,and also in case of a session in form of an absentee voting, the Board member should express his opinion on Agenda issues in written form.
If the written opinion of a member of the Board contains his vote, it shall be taken into account at definition of the quorum and voting results.

The written judgment should be submitted by the Board member prior to the Board meeting, or, in case of an absentee ballot, not later than by deadline for accepting of written judgments of the Board members.

The Chair must read the written opinion of a Board member absent from the Board meeting aloud, before the voting on agenda issues towards which the opinion is expressed begins.

5.8. The resolutions are adopted in the Board meetings by a majority of vote of the Board members participating in the meeting.

5.9. At the solution of problems in the Board meeting, each member of the Board has one vote.

The transfer of voting right by the member of the Board to other person, including other member of the board, is not allowed.

In case of a tie vote of the members of the Board of the Company, the Chairman of the Board has a casting vote at decision making.

5.10. In the board meeting the minutes are taken by the Secretary of Board.

The board meeting record is made not later than 3 days after its session.

The following is indicated in the minutes of the meeting:

- form of the meeting;
- Its place and time (in case of joint presence);
- Persons present;
- Form of participation (presence in person; conference communication; expression of written judgment);
- Agenda of meeting;
- Issues which have been put to vote, and results of voting on them;
- Adopted resolutions.

The board meeting record is signed by the Chairman of meeting and by Secretary of the Board.

The Company is obliged to store the minutes of Board meetings at the location of its executive authority in the order and during terms established by the federal executive body in the securities market. If such terms are not established, the Company is obliged to store the minutes of board meetings permanently.

The Company is obliged to supply access to the minutes of Board meetings to the members of the Board of directors, revision committee, auditor of the Company, and also to shareholders having in aggregate at least of 25 percent of voting shares of the Company.

6. COMPENSATION TO MEMBERS OF MANAGEMENT BOARD AND INDEMNIFICATION OF THE EXPENSES CONNECTED TO PERFORMANCE OF THEIR OF DUTIES

6.1. The members of the Board of the Company are paid rewards and their expenses bound with fulfilment of functions of the members of the Board by them are indemnified.

6.2. The reward is established in a percentage of the net profit of the Company in the Report Quarter according to accounting statements of the Company and paid quaterly.

6.3. The size of the reward and its distribution among the Board members is determined by a resolution of the Board of directors upon a proposal of the Board Chairman.

6.4. The rate (percentage) of deductions for calculation of reward is determined by a resolution of the Board of directors.

6.5. The Board members are entitled to participate in option programs realized by the Company.

7. ORDER OF APPROVAL OF REGULATIONS AND AMENDMENTS

7.1. The present Regulations are approved by the general meeting of the shareholders by a majority of vote of shareholders – holders of voting shares of the Company.

7.2. The present Regulations can be supplemented and amended by the general meeting of shareholders by a majority of vote of shareholders - holders of voting shares of the Company.

7.3. If as a result of change of the legislation of the Russian Federation or Charter of Company the separate articles of the present Regulations become inconsistent with them, the Regulations should be applied only in a part which is not contradicting to the current legislation and the Charter of Company.

24 ДЕКАБРЯ 2000 ГОДА

ВЫБОРЫ ДЕПУТАТОВ ГОРОДСКОЙ ДУМЫ ГОРОДА НИЖНЕГО НОВГОРОДА

Голосование проводится с 8.00 до 22.00
Ваш избирательный участок ____________
Место расположения участка ________________
____

НЕ ЗАБУДЬТЕ ВЗЯТЬ ПАСПОРТ ИЛИ ЗАМЕНЯЮЩИЙ ЕГО ДОКУМЕНТ

(военный билет или удостоверение личности для лиц, которые проходят военную службу, справка установленной формы, выдаваемая ОВД,паспорт моряка)

СПРАВКИ ПО ТЕЛЕФОНАМ

______________ - участковая избирательная комиссия

______________ - окружная избирательная комиссия

Участковая избирательная комиссия избирарательного участка №_ ____________

УВАЖАЕМЫЕ ИЗБИРАТЕЛИ!

В избирательный бюллетень по Вашему избирательному округу №25 будут включены фамилии кандидатов:

БЕСПАЛОВ ВЛАДИМИР ЕВГЕНЬЕВИЧ, 1959 года рождения, проживает в Нижегородском районе г.Нижнего Новгорода, ОАО "Ремстрой", генеральный директор, депутат городской Думы города Нижнего Новгорода второго созыва, выдвинут избирателями округа.

ДЁМИН АНТОН ГЕОРГИЕВИЧ, 1976 года рождения, проживает в Нижегородском районе г.Нижнего Новгорода, НП "Центр Юридической Грамотности", генеральный директор, выдвинут избирателями округа.

РАСТЕРЯЕВ ВЯЧЕСЛАВ АЛЕКСЕЕВИЧ, 1950 года рождения, проживает в Нижегородском районе г.Нижнего Новгорода, ЗАО "Нижегородский Дом", генеральный директор, выдвинут избирателями округа .

СМИРНОВ ГЕОРГИЙ ВЛАДИМИРОВИЧ, 1967 года рождения, проживает в Нижегородском районе г.Нижнего Новгорода, ГП Нижегородский научно-исследовательский институт травматологии и ортопедии МЗ Российской Федерации, старший научный сотрудник, выдвинут избирателями округа.

Окружная избирательная комиссия избирательного округа №25

ООО ПКФ "АВТОХТОН",
Тир. 20 000 экз., 12.12. 2000

УВАЖАЕМЫЕ ИЗБИРАТЕЛИ!

В избирательный бюллетень по Вашему избирательному округу №25 будут включены фамилии кандидатов:

БЕСПАЛОВ ВЛАДИМИР ЕВГЕНЬЕВИЧ, 1959 года рождения, проживает в Нижегородском районе г.Нижнего Новгорода, ОАО "Ремстрой", генеральный директор, депутат городской Думы города Нижнего Новгорода второго созыва, выдвинут избирателями округа.

ДЁМИН АНТОН ГЕОРГИЕВИЧ, 1976 года рождения, проживает в Нижегородском районе г.Нижнего Новгорода, НП "Центр Юридической Грамотности", генеральный директор, выдвинут избирателями округа.

РАСТЕРЯЕВ ВЯЧЕСЛАВ АЛЕКСЕЕВИЧ, 1950 года рождения, проживает в Нижегородском районе г.Нижнего Новгорода, ЗАО "Нижегородский Дом", генеральный директор, выдвинут избирателями округа.

СМИРНОВ ГЕОРГИЙ ВЛАДИМИРОВИЧ, 1967 года рождения, проживает в Нижегородском районе г.Нижнего Новгорода, ГП Нижегородский научно-исследовательский институт травматологии и ортопедии МЗ Российской Федерации, старший научный сотрудник, выдвинут избирателями округа.

Окружная избирательная комиссия избирательного округа №25

ООО ПКФ "АВТОХТОН".
Тир. 20 000 экз., 12.12.2000

24 ДЕКАБРЯ 2000 ГОДА

ВЫБОРЫ ДЕПУТАТОВ ГОРОДСКОЙ ДУМЫ ГОРОДА НИЖНЕГО НОВГОРОДА

Голосование проводится с 8.00 до 22.00
Ваш избирательный участок ____________
Место расположения участка ________________
____

НЕ ЗАБУДЬТЕ ВЗЯТЬ ПАСПОРТ ИЛИ ЗАМЕНЯЮЩИЙ ЕГО ДОКУМЕНТ

(военный билет или удостоверение личности для лиц, которые проходят военную службу, справка установленной формы, выдаваемая ОВД,паспорт моряка)

СПРАВКИ ПО ТЕЛЕФОНАМ

______________ - участковая избирательная комиссия

______________ - окружная избирательная комиссия

Участковая избирательная комиссия избирарательного участка №_ ____________

Draft

APPROVED
by General joint (extraordinary)
meeting of shareholders
of OJSC " VolgaTelecom "
__________ "___", 2003
Minutes № ___ of ________ ",__" 2003.
Chairman of the General meeting of
shareholders _______________

STATUTES ON BOARD OF DIRECTORS

of the Open Joint-Stock Company
"VolgaTelecom"
(OJSC"VolgaTelecom")

(New edition)

Nizhniy Novgorod
2003

1. GENERAL PROVISIONS

1.1. The present statutes on the Board of Directors (hereafter referred to as - Statutes) according to the Civil Code of the Russian Federation, the Federal Law "About joint-stock companies" and the Charter of the Society determine the procedure of convocation and sessions of the Board of Directors, the size and procedure of payment of compensations and indemnifications to the members of Board of Directors of the Society .

1.2. The Board of Directors is the joint management body of the Society which is carrying out the general management of its activity, except for the decision on the issues attributed by federal laws and the Charter of the Society to the competence of General meeting of Shareholders of the Society.

2. THE PURPOSES AND PRINCIPLES OF ACTIVITY OF THE BOARD OF DIRECTORS

2.1. The purposes of activity of Board of directors are the maximisation of profits and increase in actives of the Society, protection of the rights and legitimate interests of shareholders, maintenance of completeness, reliability and objectivity of the public information on the Society.

2.2. For realization of the purposes of activity, the Board of Directors is to be guided by the following principles:

- Decision-making on the basis of a trustworthy information about the activity of the Society;
- Elimination of limitations of the rights of shareholders on participation in an administrative office of the Society, reception of dividends and information on the Society;
- Achievement of balance of interests of various groups of shareholders and adoption of most objective decisions by the Board of Directors in interests of all shareholders of the Society.

3. RIGHTS AND DUTIES OF THE MEMBER OF THE BOARD OF DIRECTORS, DUE PROCEDURE OF THEIR REALIZATION

3.1. The member of the Board of directors has the right :

3.1.1. To demand from officials of the Society any information on activity of the Society, and also the documents stipulated by an item 89 of the Federal law « About joint-stock companies », following the procedure stipulated by the Statutes;

3.1.2. To receive compensation for performance of the duties and indemnification of the charges connected to performance of functions of a member

of the Board of Directors of the Society, in cases and the size, stipulated by the present Statutes;

3.1.3. to demand entering into session minutes of the Board of Directors their special opinion on issues of the agenda and adopted decisions.

3.2. The member of the Board of Directors is obliged:

3.2.1. To be loyal to the Society, i.e. to abstain from use of his position in the Society in interests of other persons;

3.2.2. to operate within the limits of the rights according to the purposes and principles of activity of the Board of Directors;

3.2.3. to operate reasonably with all honesty in all the matters regarding the Society;

3.2.4. not to disclose the confidential information on activity of the Society known him to;

3.2.5. to initiate sessions of the Board of Directors for decision-making on urgent issues;

3.2.6. to participate in decision-making of the Board of Directors by voting on issues on the agenda of its sessions;

3.2.7. to adopt reasonable decisions after studying all necessary information (materials);

3.2.8. to estimate risks and adverse consequences at decision-making;

3.2.9. to inform the Society on the affiliation status and its changes in due time;

3.2.10. to notify the Board of Directors about prospective transactions in fulfilment of which he can be recognized interested.

3.3. Activity of a member of the Board of Directors is continuous and is not limited to participation in Board of Directors' decision-making.

3.4. The society is obliged to provide access to the information and the documents, stipulated in item 3.1.1 of the present Statutes on demand of a member of the Board of Directors, expressed in oral or written form,.

The required information and documents should be given for familarization to a member of the Board of Directors within five days from the date of presentation of the corresponding requirement.

The society is obliged to give him copies of documents necessary for him on demand of a member of the Board of Directors.

4. CHAIRMAN OF THE BOARD OF DIRECTORS

4.1. The Chairman of the Board of Directors is selected by the members of the Board of Directors from their number at the first session by the majority of votes of members of the Board of Directors of the Society, participating in the voting.

4.2. The person who is carrying out functions of an individual executive agency of the Society, cannot be simultaneously the Chairman of the Board of Directors.

4.3. The Board of Directors has the right to re-elect the Chairman of the Board of Directors at any time.

4.4. Members of the Board of Directors have the right to elect the vice-president. In case of absence of the Chairman of the Board of Directors of the Society, all his functions (including the right to sign documents) shall be carried out by his Deputy, and in case of absence of the latter, by one of the members of the Board of Directors following the decision of the Board of Directors of the Society, adopted by a majority of vote of its members participating in the session.

4.5. The Chairman of the Board of directors organizes the activity of the Board of directors, convokes its sessions and presides them, organizes drawing the minutes of its sessions.

4.6. The Chairman of the Board of directors has no right to charge other persons with performance of his functions .

5. SECRETARY OF THE BOARD OF DIRECTORS

5.1. The secretary of the Board of directors is appointed by members of the Board of directors at the first session by a majority of vote of the members of the Board of directors participating in the session.

5.2. The board of directors has the right to terminatethe powers of the Secretary of the Board of directors and to appoint a new Secretary of the Board of directors.

5.3. In case of absence of the Secretary of the Board of directors, the performance of his duties is assigned to another person by majority of vote of the members of the Board of directors participating in the session.

In case of appointment of a Corporate secretary of the Society following a decision of the Board of directors, the functions of the Secretary of the Board of directors shall be executed by the Corporate secretary of the Society .

5.4. The secretary of the Board of directors has the right:

5.4.1. To demand from officials of the Society the information and the documents necessary for preparation of materials concerning Agenda items of sessions of the Board of directors;

5.4.2. To receive compensation for performance of duties and indemnification of the charges connected to performance of functions of the Secretary of the Board of directors, in size and in compliance with the procedure determined by the decision of the Board of directors;

5.4.3. To authenticate copies and extracts from the minutes of sessions of the Board of directors and other documents confirmed by the Board of directors.

5.5. The secretary of the Board of directors is obliged:

5.5.1. To take and record minutes of sessions of the Board of directors;

5.5.2. To keep account and store the incoming documentation and copies of the outgoing documentation of the Board of directors;

5.5.3. To inform members of the Board of Directors about the sessions of the Board of Directors following the due procedure and the terms established by the present Statutes;

5.5.4. To submit the materials necessary for discussion of the Board of Directors sessions Agenda items to members of the Board of Directors, in the due procedure and the terms established by the present Statutes;

5.5.5. To carry out other functions stipulated by the present Statutes.

6. BOARD OF DIRECTORS SESSION

6.1. Sessions of the Board of Directors can be carried out in the form of joint presence (including conference communication) or absentee voting .

6.2. Sessions of the Board of Directors should convoked on a regular basis according to the plan of job authorized in sessions of the Board of Directors. In case of need the Board of Directors examines the issues not included in the working plan.

6.3. A session of the Board of Directors is convoked by the Chairman of the Board of Directors following his own initiative, on demand of a member of the Board of Directors, the Auditing Commission, the Auditor of the Society, an individual or joint agency of the Society, and also on demand of the shareholders (shareholder) owning in aggregate not less than 5 percent of voting shares of the Society.

6.4. the requirement about convocation of a session of the Board of Directors should contain the following information:

6.4.1. the name of the initiator of convocation or the name of the body or the legal person who presented the requirement;

6.4.2. In case if the requirement about its convocation is submitted by a shareholder, the amount and category (type) of shares owned by him;

6.4.3. The form of session (joint presence or absentee voting);

6.4.4. Date of the session in the form of joint presence, or, in case of a session in the form of absentee voting, the acceptance closing date for submission of written opinions of members of the Board of Directors on Agenda items;

6.4.5. The session agenda;

6.4.6. The list of information (materials), given to members of the Board of Directors for the session.

Besides, the requirement about convocation of a session of the Board of Directors can contain the following information:

6.4.7. Time and place the session (in case a session in the form of joint presence);

6.4.8. Drafts of decisions on Agenda items;

6.4.9. Other information at the discretion of the initiator of convocation of the session.

6.5. The notice on convocation of a session of the Board of Directors shall be submitted to each member of the Board of Directors together with necessary materials in time not less than 14 days prior to the sessi-

If it is necessary to hold a session of the Board of Directors within shorter deadlines according to the current legislation, the term of submission of the notice and the necessary materials should be reduced.

In case if an issue concerning the budget of the Society is included in in the agenda (including its adjustment, the notice about convocation of a session of the Board of directors and materials necessary for consideration of the specified issue shall be submitted to members of the Board of directors in time not less than 20 days prior to the of session in the form of joint presence (the deadline for acceptance of written opinions of members of the Board of directors on Agenda items).

All the above-stated terms can be reduced also in case of need of an emergency decision of some issues, if no member of Board of directors has any objections.

The notice about the session is sent to members of the Board of directors in writing or other form convenient for them (including by post, cable, teletype, telephone, electronic or other communications means.

The notice about the session should contain the information specified in items 6.4.3.- 6.4.8 of the present Statutes, and also the address at which members of the Board of directors can submit their written opinion.

If there are circumstances making the session of the Board of directors impossible or complicated in the place and (or) during the time on which members of the Board of directors were notified, the session with the planned agenda can take place at another location and (or) at other time.

All members of the Board of directors should be notified about change of the place and (or) time of the session of the Board of directors taking into consideration the necessary time for arrival of members of the Board of directors to the session. The notice about the specified changes shall be sent to members of the Board of directors in any form that guarantees the reception of the notice by a member of the Board of directors at the address of location of a member of the Board of directors or at the address of correspondence reception.

Without a preliminary dispatch of notices on the day of the general meeting of shareholders on which the Board of directors is elected, the first (organizational) session of the Board of directors (in case the decision concerning election of members of the Board of directors, and also the results of voting on it have been announced in the general meeting of shareholders in which the voting took place) is held.

6.6. In the process of approval of a decision by the Board of directors, the members of the Board of directors present at the session are obliged to express their opinion on Agenda items by voting.

6.7. If a member of the Board of directors cannot personally be present at the session, and also in case of a session held in form of an absentee voting, the member of the Board of directors should express his opinion on Agenda items in writing.

In case if the written opinion of a member of the Board of directors contains his voting, it is taken into account at the definition of quorum and results of voting.

The written opinion should be submitted by a member of the Board of directors before the session of the Board of directors or, in case if the session is held in form of an absentee voting, not later than the closing date of reception of written opinions of members of the Board of directors.

6.8. The Chairman is obliged to announce the written opinion of a member of the Board of directors absent at the session of the Board of directors on an Agenda item on which this opinion is submitted, prior to the beginning of voting .

If the received written opinion contains a proposal of a draft decision essentially distinguished from that suggested for voting originally, the Secretary of the Board of directors should acquaint the other members of the Board of directors with the specified opinion before registration of the minutes, on suggesting to express their opinion expressed by voting, in writing or in other form convenient for them (including by mail, cable, teletype, telephone, electronic etc.).

6.9. Before approving the decision on an issue which preliminary was discussed by committees of the Board of directors, members of the Board of directors should have an opportunity to familiarize with the conclusions (recommendations) of corresponding committees beforehand.

6.10. At the decision of issues at the session of the Board of directors each member of the Board of directors possesses one vote.

Transfer of a vote by a member of the Board of directors to other person, including other member of the Board of directors, is not allowed.

In case of equality of votes of members of the Board of directors of the Society at adopting a decision, the Chairman of the Board of directors possesses a casting vote.

6.11. during the session of the Board of directors, the minutes are recorded by the Secretary of the Board of directors.

The minutes of the session of the Board of directors are made not later than 3 days after the session held in form of a joint presence (the deadline for reception of written opinions in case of an absentee voting).

The following shall be specified in the session minutes:

- Place and time of the session held in form of joint presence, or, in case of an absentee voting, the place of drawing up the minutes and the deadline for reception of written opinions of members of the Board of directors;
- The persons present at the session (in case of a session in form of joint presence);
- The persons who have presented their written opinion on Agenda items;
- The agenda of the session;
- The questions proposed for voting, and results of voting on them;
- Adopted decisions.

The minutes of the session of the Board of directors is subscribed by the person presiding on session and by the Secretary of the Board of directors.

In case of taking into account at definition of the quorum and results of voting on the Agenda items the written opinion of a member of the Board of directors, the written opinions on Agenda items received from members of the Board of directors are attached as supplements to the minutes .

The Society is obliged to store the minutes of the sessions of the Board of directors at the location of its office in the due procedure and during the terms established by federal enforcement authority responsible for the securities market. If such terms are not established, the Society is obliged to store the minutes of the sessions of the Board of directors permanently.
The society is obliged to provide the access to the minutes of the sessions of the Board of directors to shareholders, and also to members of the Board of directors, to the Auditing Commission, to the Auditor of the Society .

6.12. In cases when according to the Articles of incorporation (the Charter of the Company) the decision is adopted by the majority of three quarters of votes or unanimously by all members of the Board of directors without taking into account the votes of the absent members of Board of directors, (the absent members of the Board of directors are those dead, or absent without notice and those legally incapable).

7. COMPENSATION TO MEMBERS OF THE BOARD OF DIRECTORS AND INDEMNIFICATION OF THE CHARGES CONNECTED TO PERFORMANCE OF THE DUTIES BY THEM

7.1. A compensation is paid and the charges connected to performance of functions of members of the Board of directors of the Society are compensated to the members of the Board of directors during performance of their duties .

7.2. The compensation to members of the Board of directors will consist of a quarterly and an annual part.

7.3. Quarterly compensation to each member of the Board of directors is established as percentage of proceeds of the Society from sales of goods, production, jobs, services in the reported quarter according to the accounting reporting of the Society.
For the Chairman of the Board of directors, the compensation is established with a factor of 1,3.
The compensation to a member of the Board of directors decreases by:

30% - If he participates in less than half of sessions of the Board of directors held in form of joint presence;

100% - If he participates in less than half of all sessions of the Board of directors.

Compensation for the quarter in which there were re-elections of the Board of directors is paid to a member of the Board of directors as a proportion to the time of his working time in this quarter.

7.4. The annual compensation for all members of the Board of directors of the Society is established as percentage of the net profit of the Society during the fiscal year according to the accounting reporting of the Society.
The size of annual compensation of each of the members of the Board of directors is defined by a decision of the Board of directors of the Society simultaneously with the preliminary approval of the annual report of the Society.

7.5. Rates (percent) of deductions for calculation of quarterly and annual compensations are defined by a decision of the general meeting of shareholders electing the Board of directors.

7.6. Members of Board of directors have the right to participation in option programs realized by the Society.

8. THE DUE PROCEDURE OF APPROVAL OF THE STATUTES AND AMENDMENTS TO IT

8.1. The present Statutesare approved by the general meeting of shareholders by a majority of votes of shareholders - owners of voting shares of the Society.

8.2. The present Statutes can be amended by the general meeting of shareholders by a majority of votes of shareholders - owners of voting shares of the Society.

8.3. If as a result of change of the legislation of the Russian Federation or the Articles of incorporation (Charter of the Company) some articles of the present Statutes are contradicting to it, the Statutes are further applied only if they do not contradict to the current legislation.

1253-2(b)

APPROVED

By Annual General Shareholders Meeting
of the Public Joint-Stock Company
«VolgaTelecom»
Minutes № __ of «___» ______ 2003

Chairman of the Meeting ______________

STATUTES
of Auditing Commission
of the Public Joint-Stock Company «VolgaTelecom»
(PJSC «VolgaTelecom»)
new edition

Nizhniy Novgorod
2003

1. General Provisions.

1.1. The present Regulations are elaborated in compliance with the Federal Law "About Joint-Stock Companies" and the Articles of Incorporation.

1.2. The present Regulations shall determine the Auditing Commission activity, including the procedure of the Auditing Commission sessions, procedure of examinations, the Auditing Commission members' authorities, and the procedure of cooperation with the Company's executive bodies.

1.3. The Auditing Commission shall be elected by the General Meeting in accordance with procedures, stipulated by existing legislation and the Articles of Incorporation, for a term of one year, and consist of 5 (five) persons.

1.4. The authorities of the Auditing Commission or its members can be terminated following the procedure stipulated by existing legislation and the Articles of Incorporation and by the present Regulations.

2. Auditing Commission Competence

2.1. The Auditing Commission shall exercise control of financial and economic activity of the Company.

2.2. The Auditing Commission, within its competence, shall exercise control of the Company's activity in the following lines:

- inspection of financial and economic documents of the Company including, when necessary, primary accounting data;
- checking of legitimacy of resolutions and operations of the executive bodies of the Company, including Contracts and transactions;
- verification of conformance of the Company's transactions terms and conditions to those performed under similar conditions;
- analysis of consistency of accounting and statistical record keeping and of accounts compared to existing regulatory documents;
- analysis of financial conditions of the Company and finding reserves in order to improve the Company's economic situation;
- analysis of timeliness and correctness of settlements with contractors, budgets of various levels, shareholders and other creditors of the Company;

- analysis of settlements with debtors of the Company, including timeliness and completeness of measures taken by the executive bodies;
- other activity lines of the Company within the competence of the Auditing Commission.

3. Rights of the Auditing Commission Members.

3.1. When performing its activities, the Auditing Commission has the right to demand, while persons holding responsible positions in control bodies of the Company are obliged to present necessary documents about financial and economic operations of the Company, including confidential documents, using the following procedure:

3.1.1. documents about financial and economic operations of the Company can be claimed orally and in written form, while the Company executive officers have the right to demand a written confirmation of the claim;

3.1.2. documents about financial and economic operations of the Company shall be presented upon a request of the Auditing Commission immediately, or, in the case when an immediate presentation is not possible in view of some objective factors, after one working day following the request at the latest;

3.1.3. the Auditing Commission members shall have access to the Company documents, including confidential documents at any time within the limits of the Company working hours;

3.1.4. with the aim of documenting the results of examination (audit) of the Company activity, the Auditing Commission shall be entitled to request (in addition to examination results) copies of financial and economic documents of the Company duly confirmed;

3.1.5. in the case of presentation of inauthentic documents, or refusal of presentation, failure to comply with the deadline, foreseen in item 3.1.2 of the present Regulations, or any obstruction of the Auditing Commission activity, the Auditing Commission is entitled to request the executive bodies of the Company to take all the necessary measures against persons guilty of the infringement, and to present the requested documents immediately;

3.1.6. the Board of Directors of the Company shall be informed about the infringements of requests of item 3.1.5 in the Statement of the Auditing Commission;

3.1.7. access to financial and economic documents of the Company which contain a state secret shall be determined by the existing legislation.

3.2. The Auditing Commission shall be entitled to take the following measures, when detected infringements jeopardize the Company interests:

3.2.1. to ask for calling the meetings of the Management Board, Board of Directors, or an extraordinary General Shareholders Meeting in order to resolve issues within the competence of the above administrative bodies of the Company;

3.2.2. the Auditing Commission shall also be entitled to ask for an extraordinary General Shareholders Meeting on any other grounds foreseen by the legislation, the Company's Statutes, and by the present Regulations;

3.2.3. the order of convening a meeting of the Management Board, Board of Directors, or an extraordinary General Shareholders Meeting upon the Auditing Commission request shall be determined by existing laws, by-laws of the Company and Regulations of the relevant executive body of the Company. In the cases where the order is not determined, the meeting shall be held within reasonable terms from the request date.

3.3. The Auditing Commission shall be entitled to demand a personal explication from the Company executive officers on the issues within the competence of the Auditing Commission. The Auditing Commission shall file the given explanations together with other examination materials.

3.4. The Auditing Commission shall also be entitled to demand the Company's executive officers whose competence includes the issues of financial, economic, and legal operations of the Company to present written statements on the issues within their competence.

3.5. Explanations and statements given upon the request of the Auditing Commission shall be presented after one working day following the day of request. In the case when explanations (statements) are not presented, or wittingly false explanations (statements) are presented, the Auditing Commission shall act according to items 3.1.5. and 3.1.6. of the present Regulations.

3.6. The Auditing Commission shall be entitled to attract outside specialists (natural persons and legal entities) with the aim of resolving the most complex issues upon conclusion of a Contract containing a confidentiality clause.

3.7. If the Auditing Commission detects infringements falling within its competence, it shall have the right to put for discussion with the Company executive bodies the issue of bringing to account the employee (executive) of the Company whose activity or inactivity caused the infringement.

3.8. Executive bodies of the Company inform the Auditing Commission about measures taken upon its requests.

4. Auditing Commission member responsibilities and duties.

4.1. The Auditing Commission members shall be obliged:

4.1.1. to restrain from disclosing confidential information (commercial secrets), which became known to the Auditing Commission members as they discharged their authority;

4.1.2. to submit their conclusions as to the Company examination in accordance with the procedure established by the Charter or the present Regulations.

4.1.3. to perform unscheduled examination of the Company not later than within 30 days after the corresponding decision date in accordance with the procedure established by item 5.3 of the present regulations.

4.1.4. to carry out obligatory examination of the financial and economic activity of the Company on the basis of the yearly activity results and submit the conclusion to the Board of Directors not later than three weeks prior to the date of preliminary approval of the Company yearly report by the Board of Directors.

4.2. The Auditing Commission members shall be responsible for infringements made during their duty discharge in accordance with the effective RF laws.

5. Auditing Commission activity procedure.

5.1. Election of the Auditing Commission Chairman and Secretary and their authority

5.1.1. The Auditing Commission activity shall be guided by its Chairman who is elected by the majority of votes of the voting Auditing Commission members during the first session of the Auditing Commission. The Auditing Commission Chairman can be re-elected any time upon the decision of the majority of Auditing Commission members.

5.1.2. The Auditing Commission Chairman can be nominated by any Auditing Commission member. An Auditing Commission member can nominate himself (herself).

5.1.3. All Auditing Commission members shall vote during the Auditing Commission Chairman election including the member voted.

5.1.4. The Auditing Commission Chairman shall develop the Auditing Commission workplan, distribute the Auditing Commission member responsibilities among its

The Chairman instructions on the organizational issues (including those on the necessity and dates of examination of financial and economic activity of the Company) shall be binding for the Auditing Commission

The Chairman shall not influence the conclusions of a Auditing Commission member developed from the results of the examination performed.

5.1.5. Organizational support of the Auditing Commission activity shall be ensured by the Auditing Commission Secretary elected at the first Auditing Commission session. The Auditing Commission Secretary shall be elected in accordance with the procedure similar to that envisaged for electing Auditing Commission Chairman.

5.1.6. The Auditing Commission Secretary, immediately after his (her) election, shall notify the Company of the way the documents submitted to the Auditing Commission shall be brought to the Company in accordance with item 6.1 of the present Regulations.

5.1.7. The Auditing Commission Secretary shall keep records, provide for keeping documents concerning the Auditing Commission activity in accordance with item 6 of the present Regulations.

5.2. Auditing Commission sessions.

5.2.1. All issues of the Auditing Commission activity shall be considered during the Auditing Commission sessions as per schedule or when necessary.

5.2.2. The first Auditing Commission session shall be held not later than 15 days after the Auditing Commission election.

5.2.3. The Auditing Commission sessions shall be chaired by the Auditing Commission Chairman. In case the Auditing Commission Chairman is absent, a person acting instead of the Auditing Commission Chairman during the session shall be appointed by the majority of votes of the Auditing Commission members present at the session.

5.2.4. Records shall be kept during the Auditing Commission session. In case the Auditing Commission Chairman is absent from the session, a person acting instead of the Auditing Commission Chairman shall be appointed by the majority of votes of the Auditing Commission members present at the session.

5.2.5. The Auditing Commission sessions shall be obligatory before and after the Company examination.

5.2.6. The Auditing Commission sessions can be held with the physical presence of the Auditing Commission members and by correspondence.

5.2.7. In case of a Auditing Commission session is held by correspondence, the Auditing Commission members shall receive documents with addenda and voting forms, which allows the members to show their position with respect to addenda issues with maximum accuracy.

The documents for sessions to be held by correspondence shall be prepared and distributed by the Auditing Commission Secretary under the instruction of the Auditing Commission Chairman. The Auditing Commission Chairman shall fix the deadline before which the Auditing Commission members shall show their attitude with respect to the addenda issues.

5.2.8. The Auditing Commission session shall be considered competent provided not less than half of the elected Auditing Commission members are present

In case the session is held by correspondence, it shall be competent provided not less than half of the elected Auditing Commission members voted.

5.2.9. The Auditing Commission decisions shall be adopted by the majority of votes of the Auditing Commission members present at the session (or those voted during the session held by correspondence).

Each Auditing Commission member has one vote. In case pro and contra votes are equal ion number, the Auditing Commission Chairman vote shall be casting.

5.3. Auditing Commission examinations

5.3.1. The Auditing Commission shall perform examinations of the financial and economic activity of the Company using the yearly activity results.

5.3.2. Apart from the examination mentioned in 5.3.1 of the present Regulations, the Auditing Commission has the right to carry out unscheduled examinations any time in accordance with the present Regulations.

5.3.3. An unscheduled examination shall be obligatory once it was initiated by:

- the general meeting of the Company shareholders;
- the Company Board of Directors;
- shareholder (shareholders) in possession of 10% of voting shares of the Company or more;
- the Company Auditing Commission itself.

5.3.4. Grounds for examination initiated by the General meeting of the shareholders or the Board of Directors shall be the corresponding decision of the Company management body.

The Auditing Commission Chairman shall organize an unscheduled examination not later than in 30 days after the date of the corresponding decision made by the general meeting of the shareholders or the Board of Directors.

5.3.5. Grounds for an examination initiated by a shareholder shall be the appropriate written request submitted to the Auditing Commission. The Auditing Commission Chairman shall organize an unscheduled examination not later than in 30 days after the date of the request receipt.

5.3.6. If a Auditing Commission member decides to perform an unscheduled examination of the Company activity, he (she) shall apply to the Auditing Commission Chairman. The Auditing Commission Chairman shall summon the Auditing Commission session at which the issue of the unscheduled examination necessity and terms shall be discussed. An unscheduled examination initiated by the Auditing Commission itself shall be conducted if it is supported by the majority of votes of the Auditing Commission members.

5.3.7. Prior to the examination start, the Auditing Commission Chairman shall notify the Board of Directors and Director General of the Company (his/her deputy) in writing of the issues to be checked, examination initiator, estimated examination terms, the necessity of using outside specialists in the course of examination, and other important examination details.

5.3.8. To ensure the Auditing Commission activity, the Director General of the Company (his/her deputy) shall appoint a group of the Company employees to be responsible for the coordination with the Auditing Commission.

5.4. The procedure of using outside specialists in some examinations conducted by the Auditing Commission.

5.4.1. The Board of Directors as well as any Auditing Commission member have the right to apply to the Auditing Commission Chairman any time with the proposal to use outside specialists in the examination.

The decision on using outside specialists shall be adopted at the Auditing Commission session.

5.4.2. If the use of outside specialists is possible only on the charge basis, it shall be effected upon the prior approval of the Board of Directors of the Company. The

significant conditions of the participation of outside specialists in the examination conducted by the Auditing Commission.

5.5. Arrangement of the results of examinations conducted by the Auditing Commission.

5.5.1. An Act shall be written on the basis of the examination results containing systematic presentation of documented facts of infringements during the financial and economic activity of the Company revealed during the examination or statement of the absence of the latter as well as the conclusions and proposals of the Auditing Commission as to elimination of the revealed infringements. The Act is handed to a responsible official.

5.5.2. The Auditing Commission, on the basis of the examination Act, shall write the conclusion in which it shall reflect its opinion with respect to the issues (among others) of reliability of the data in the reports and other financial documents of the Company.

5.5.3. The following information shall be contained in the conclusion:

- brief information about the Company examined;
- data on the Auditing Commission members;
- examined period;
- examination method;
- Auditing Commission conclusions on the book accounting reliability on the whole, in part, or unreliability.

5.5.4. The conclusion shall be signed by the Auditing Commission Chairman and the members having participated in the examination. All disputes that may occur during the conclusion development shall be resolved by the majority of votes during voting. An Auditing Commission member who does not share the conclusion ideas has the right to present his/her considerations in writing.

5.5.5. The conclusion shall be written in three copies forwarded to the following addresses:

- Company Board of Directors;
- Company Director General.

One copy shall be filed in the Auditing Commission records.

5.5.6. If an examination is initiated by a shareholder or a shareholder group, the conclusion shall be written in four copies one of which shall be forwarded to the

conclusions shall be available to all those interested in accordance with the procedure established by Article 91 of the Law "On Joint-Stock Companies."

5.5.7. The Auditing Commission conclusion shall be written not later than in 10 days after the examination end and shall be an official viewpoint of the Auditing Commission with respect to the issues examined. The conclusion shall be sent to the concerned parties within five days since the date of writing.

6. Keeping Auditing Commission documents and their submitting to concerned persons.

6.1. All documents addressed to the Auditing Commission (namely, applications for examinations to be held) shall be sent by a registered letter to the Auditing Commission address with receipt acknowledgement or shall be brought to the secretary department of the Company. The executive bodies of the Company shall transfer the submitted documents to either the Auditing Commission Chairman or the Auditing Commission secretary.

6.2. The Auditing Commission conclusions shall be filed at the executive body location or in any other place that is known and available to the shareholders and other concerned persons.

6.3. The Auditing Commission conclusions shall be available to the persons having the right to work with such documents in accordance with the effective legislation and following the procedure envisaged by the effective legislation and the Company Charter.

6.4. The Auditing Commission session records and other documents related to the Auditing Commission activity (except for conclusions) shall be kept by the Auditing Commission secretary. Once the Auditing Commission secretary is re-elected, he/she shall hand over these documents to the newly elected secretary of the Auditing Commission.

7. Financial support of the Auditing Commission activity and remuneration of the Auditing Commission members.

7.1. To ensure work of the Auditing Commission (including the Auditing Commission sessions and examination periods), the Company shall arrange areas with office equipment (phones, fax machines, computers, printers, and other facilities under the relevant request of the Auditing Commission Chairman). The location of the areas shall not impede the Auditing Commission work.

7.2. The Company on its account shall provide office supplies to the Auditing Commission

7.3. The Auditing Commission members shall be compensated for all confirmed expenditures related to their discharge of the Auditing Commission member duties.

7.4. An Auditing Commission member shall receive remuneration in the amount of 50% of the remuneration envisaged for a member of the Board of Directors. Remuneration to the member of Auditing Commission is paid in the terms and in due procedure established for members of the Board of directors.

8. Early termination of authority

8.1. The authority of individual Auditing Commission members or all the members of the Auditing Commission can be terminated before the end of the term by the decision of the general meeting of shareholders.

8.2. An Auditing Commission member has the right to leave the Auditing Commission membership any time on his/her initiative by notifying in writing the Auditing Commission Chairman and the Company of his/her decision. In this case, the Auditing Commission member authority shall be ended on the corresponding notification date.

8.3. The following procedure shall be observed for the Auditing Commission Chairman leaving the Auditing Commission:

- the Auditing Commission Chairman shall inform the Company of his decision to leave the Auditing Commission;
- the Chairman shall summon the Auditing Commission session;
- a new Chairman shall be elected at the Auditing Commission session.

8.4. The authorities and duties of the Auditing Commission Chairman shall be effective until a new Auditing Commission Chairman is elected.

8.5. If the actual number of the Auditing Commission members becomes smaller than half of the Auditing Commission members specified by the Company Charter or the present Regulations, the Auditing Commission Chairman shall apply to the Board of Directors within 10 days from the date of such an event with request for summoning the general meeting of shareholders for the purpose of electing the Auditing Commission members.

9. Concluding provisions

9.1. The present Regulations shall be approved by the general meeting of shareholders by the majority of votes of shareholders in possession of the voting shares of the Company attending the general meeting of shareholders. Proposals on the amendments and addenda to the Regulations shall be submitted following the procedure envisaged

in the Company Charter for introducing proposals to the addenda of the general meeting of shareholders. The proposals on the amendments and addenda in the section "Remuneration and compensations to the Auditing Commission members" of the present Regulations shall be introduced only by the Board of Directors of the Company.

9.2. Decision on the introduction of amendments and addenda to the Regulations shall be adopted at the general meeting by the majority of votes of shareholders in possession of the Company voting shares attending the general meeting of shareholders.

9.3. If, as a result of changing the RF laws or the Company Charter, individual articles of the present Regulations conflict with the latter, these articles become no longer valid, and the Auditing Commission members shall use the effective laws as guidance until amendments are introduced to the Regulations.

12§3-2(b)

Draft

APPROVED
by joint (extraordinary) general meeting of shareholders of Open Joint-Stock Company "VolgaTelekom"

«__»_______ 2003

Record No.___ dated "__"_______ 2003

Chairman of the joint (extraordinary) general meeting of shareholders
____________________ V.F. Lyulin

PROVISIONS ON THE PROCEDURE OF THE GENERAL MEETING OF SHAREHOLDERS OF

Open Joint-Stock Company "VolgaTelekom"
(OAO "VolgaTelekom")
new revision

Nizhniy Novgorod
2003

These Provisions on the procedure of holding general meeting of shareholders (Provisions in what follows), in accordance with the Civil Code of the Russian Federation, Federal Law "On Joint-Stock Companies" and the Articles of the Open Joint-Stock Company "VolgaTelekom" (Company in what follows) shall determine the procedure of holding the general meeting of shareholders and other issues related to the preparation and holding annual and extraordinary general meetings of the Company shareholders.

1. GENERAL MEETING OF SHAREHOLDERS: TYPES, FORMS, AND HOLDING TERMS

1.1. The General meeting of shareholders shall be the supreme management instrument of the Company.

1.2. The Company shall hold annual general meetings of shareholders on the annual basis. The following issues shall be considered at the annual general meetings of shareholders:

- election of the Company Board of Directors;
- election of the Company Auditing Committee;
- approval of the Company auditor;
- approval of the annual reports, annual accounting documents including income statements (income statement accounts) of the Company as well as distribution of profits including dividend payment (dividend declaration) and losses of the Company based on the fiscal-year results;
- other issues within the competence of the general meeting of shareholders can also be solved.

1.3. General meetings held in addition to the annual meeting of shareholders shall be considered to be extraordinary

An extraordinary general meeting shall be held in accordance with the decision of the Board of Directors on its own initiative, request of the Auditing Committee of the Company, the Company auditor, as well as the shareholders (shareholder) in possession of at least 10 % of voting shares of the Company as of the date the request presentation in accordance with the procedure envisaged by these Provisions.

1.4. The general meeting of shareholders can be held as a meeting – joint presence of shareholders for discussing issues on the agenda and adopting decisions on the issues voted, or as distant voting.

The general meeting of shareholders whose agenda involves the issues of electing the Board of Directors of the Company, electing the Auditing Committee of the Company, approval of the Company auditor, as well as approval of the annual reports, annual accounting documents, including income statements (income statement accounts) of the Company, as well as distribution of profits including dividend payment (dividend declaration) and losses of the Company based on the fiscal-year results shall not be held as distant voting.

1.5. Annual general meeting of shareholders shall be held at least in four months and at most in six months after the end of the fiscal year.

1.6. Extraordinary general meeting of shareholders held under the request of the Auditing Committee of the Company, Company auditor, or shareholders in possession of at least 10% of the voting shares of the Company shall be held within 40 days from the date the request of the extraordinary general meeting of shareholders is issued.

1.7. Extraordinary general meeting of shareholders held on the request of the Auditing Committee of the Company, Company auditor, or shareholders in possession of at least 10% of the voting shares of the Company, whose agenda involves the issue of electing the members of the Company Board of Directors shall be held within 70 days from the date the request of the extraordinary general meeting of shareholders is issued.

1.8. If the number of the members of the Company Board of Directors becomes less than the quorum required for the meetings of the Company Board of Directors to be held, an extraordinary general meeting of shareholders summoned by the decision of Company Board of Directors by its sole

initiative for solving the issue of electing the Company Board of Directors shall be held within 70 days from the date the decision on its holding is passed by the Board of Directors of the Company.

1.9. Except for the case specified in item 1.8 of these Provisions, an extraordinary general meeting of shareholders summoned by the decision of the Board of Directors of the Company on the basis of its sole initiative for solving any issues within the competence of the general meeting of shareholders, including the issues on:

- early termination of power of the Board of Directors of the Company and election of the Company Board of Directors (if the number of the members of the Board of Directors of the Company is smaller than the quorum for holding the meetings of the Board of Directors of the Company);
- election of the Board of Directors Company (when the Board of Directors is not elected for some reason) shall be held within the terms specified by the Board of Directors of the Company with allowance for the requirements of the current laws and the Company Articles.

2. PROCEDURE FOR INTRODUCING PROPOSALS ON BRINGING ISSUES TO THE AGENDA OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND ON NAMING CANDIDATES TO THE COMPANY MANAGEMENT BODIES ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS AND PRESENTING REQUIREMENTS FOR HOLDING EXTRAORDINARY MEETINGS OF SHAREHOLDERS

2.1. Proposals for introducing the issues to the agenda of the annual general meeting of shareholders and proposal on naming candidates to the Company bodies elected by the general meeting of shareholders can be introduced, while the requests for holding an extraordinary general meeting presented by way of:

- forwarding by mail service to the address (place) of the sole executive body of the Company contained in the unified State Register of Legal Persons;
- handing over with signature to the person performing as the sole executive body of the Company, chairman of the Board of Directors of the Company, Corporate secretary of the Company, or other person empowered to receive written correspondence directed to the Company address;
- sending by fax.

2.2. Proposals for introducing the issues to the agenda of the annual general meeting of shareholders and proposal on naming candidates to the Company bodies elected by the general meeting of shareholders shall contain information specified in Art. 53 of the Federal Law "On Joint-Stock Companies". The requirement of the extraordinary general meeting of shareholders shall contain information specified in Art. 53 of the Federal Law "On Joint-Stock Companies". The corresponding requirements of Art. 53 of the Federal Law "On Joint-Stock Companies" shall cover the proposal on naming candidates to the Company bodies elected by the general meeting of shareholders contained in the request of the extraordinary general meeting of shareholders.

2.3. Proposal to the agenda of the annual general meeting of shareholders, proposal on naming candidates to the Company bodies elected by the general meeting of shareholders, and the requirement of the extraordinary general meeting shall be assumed to have been submitted by the shareholders who (whose representatives) signed the latter.

2.4. The portion of the voting shares belonging to the shareholder (shareholders) bringing in the proposal to the agenda of the annual general meeting of shareholders and / or naming candidates to the Company bodies elected by the general meeting of shareholders shall be determined as of the date such proposal is presented.

The portion of the voting shares belonging to the shareholder (shareholders) requesting to hold the extraordinary general meeting shall be determined as of the date such proposal is presented.

2.5. If such a proposal to the agenda of the annual general meeting of shareholders, proposal on naming candidates to the Company bodies elected by the general meeting of shareholders, or the requirement of the extraordinary general meeting is signed by the shareholder representative, such a proposal (requirement) shall have the attached proxy (its properly certified copy) containing the data on the person represented and the representative who, in accordance with the Federal Law "On Joint-Stock Companies", shall be mentioned in the voting proxy completed in accordance with the

2.6. If the proposal to the agenda of the annual general meeting of shareholders, proposal on naming candidates to the Company bodies elected by the general meeting of shareholders, or the requirement of the extraordinary general meeting is signed by the shareholder (its representative), the rights to whose shares are allowed for in the depository deposit account, such a proposal (requirement) shall have extract from the depository account of the shareholder where the rights for the above shares are accounted for.

2.7. When naming candidates to the Board of Directors and Auditing commission of the Company, the proposal can have attached written approval of the named candidate and information on the candidate subject to be submitted to persons having the right for participation in the general meeting during preparation of the general meeting.

2.8. If proposal to the agenda of the annual general meeting or proposal on naming candidates to the Company bodies elected by the general meeting of shareholders is sent by mail, the date of such a proposal shall be the date indicated on the mail stamp confirming the date of the mail message dispatch.

If the requirement of extraordinary general meeting is forwarded by an ordinary letter or other ordinary mail, the date of such a requirement shall be the date indicated on the calendar stamp confirming the date of receipt of the mail, and if the requirement of extraordinary general meeting is sent by registered letter or other registered mail, the date the mail is handed over to the addressee under the signature of the latter.

2.9. If proposal to the agenda of the annual general meeting or proposal on naming candidates to the Company bodies elected by the general meeting of shareholders or the requirement of extraordinary general meeting are handed over under signature, the date of introduction of the proposal or placing the requirement shall be the hand-over date.

2.10. If proposal to the agenda of the annual general meeting, proposal on naming candidates to the Company bodies elected by the general meeting of shareholders, or the requirement of extraordinary general meeting are sent by fax, the date of introduction of the proposal or placing the requirement shall be the date the fax message is received in accordance with the procedure envisaged in the second paragraph of this item.

The fax message containing proposal or requirement shall be sent to the fax number of the Company and received by the Company no later than official work-day ending time established by the Company. When sending the fax message, the message copy shall contain the name of the person having sent this text, the date and time of its transfer as well as the name of the person having received the fax. In this case, the person having sent the message shall require confirmation of the message receipt, while the person having received the text shall confirm the receipt by return fax.

If the Company receives original of the proposal or requirement sent by fax, the date of introduction of the proposal or requirement shall be the date the Company receives the fax.

2.11. The Board of Directors of the Company shall consider the received proposals to the agenda of the general meeting of shareholders or proposals on naming candidates to the Company bodies elected by the general meeting of shareholders and adopt appropriate decisions no later than five days after the end of the term proposals can be forwarded in accordance with the Company Articles.

Proposals to the agenda of the annual general meeting of shareholders or proposals on naming candidates to the Company bodies elected by the general meeting of shareholders received by the Company later than the established term for proposal consideration shall also be considered by the Board of Directors following the procedure specified by current laws.

2.12. Proposals brought to the Company on introducing items to the agenda of the annual general meeting of shareholders, proposals on naming candidates to the Company bodies elected by the general meeting of shareholders, and requirements of an extraordinary general meeting of shareholders can be withdrawn by persons having introduced proposals and requirements. Such an withdrawal shall be sent by any method specified in item 2.1 of these Provisions for sending proposals and presenting requirements. The date of withdrawal receipt shall be the date the Company receives the mail message, the withdrawal receipt date, or the date the Company receives the fax.

3. PREPARATION OF THE GENERAL MEETING OF SHAREHOLDERS

3.1. When preparing the general meeting of shareholders, the Board of Directors of the Company shall determine:

- the form of the general meeting of shareholders;
- the date, place, and time of the general meeting of shareholders and mail address to which the completed forms can be sent, or, in the case the general meeting of shareholders is held as distant voting, the final date of the receipt of voting bulletins and mail address to which the completed forms shall be sent;
- the time of starting the registration of participants in the general meeting of shareholders;
- the date of completing the list of persons having the right to participate in the general meeting of shareholders;
- the agenda of the general meeting of shareholders;
- type (types) of the preference shares whose owners have the right to vote on the agenda issues of the general meeting of shareholders;
- the procedure of notifying the shareholders on the general meeting of shareholders;
- list of information (materials) given to shareholders when preparing the general meeting of shareholders and procedure for its presentation;
- form and text of the voting bulletin.

3.2. The place of the general meeting of shareholders shall be in the Company location place or other locality in the RF territory being the location of the Company branch or representation.

3.3. When determining the time of the general meeting of shareholders, the number of issues on the agenda shall be allowed for. The time of the meeting shall not be determined earlier than 9 and later than 22 hours local time.

3.4. When determining the starting time of participant registration for the general meeting of shareholders, the number of such persons on the list shall be indicated.

3.5. When approving the agenda of the general meeting of shareholders, the Board of Directors of the Company has the right to combine two and more issues under the competence of the general meeting of shareholders in one issue of the meeting agenda.

Issue combining shall only be possible if the decision on one of such issues is impossible without adopting decision on other related issues.

Combination is impossible for:

- issues voted by different types of voters;
- issues decision on which shall be adopted by different types of voters;

issues decision on which shall be adopted by different number of votes of shareholders – owners of the voting shares participating in the meeting.

4. NOTIFICATION OF THE GENERAL MEETING OF SHAREHOLDERS

4.1. The message on realization of the general meeting of shareholders should be made no later than 20 days, and the message on realization of the general meeting of shareholders whose agenda contains issue on reorganization of the Company - no later than 30 days before the date of its realization.

In case the agenda of extraordinary general meeting of shareholders contains issue on electing the Board of Directors of the Company, the message on extraordinary general meeting of shareholders should be made no later than 50 days prior the date of its realization.

The message on realization of the general meeting of shareholders should be made in the form stipulated by the current legislation of the Russian Federation and the Company Articles in the order determined Board of Directors of the Company.

4.2. In the message on realization of the general meeting of shareholders the following shall be specified:

- complete Company name and place of Company location;

- the form of the general meeting of shareholders (meeting or correspondence voting);
- date, place, time of realization of the general meeting of shareholders and mail address to which the filled bulletins can be directed, or in case of realization of the general meeting of shareholders in the form of correspondence voting, the closing date of reception of the bulletins for voting and mail address to which the filled bulletins should be directed;
- time of beginning of registration of the persons (their representatives), participating in general meeting of shareholders;
- date of drawing up of the list of persons having the right for participation in the general meeting of shareholders;
- agenda of the general meeting of shareholders;
- the order of acknowledgement (confirmation) of the powers by the representatives of the persons having the right for participation in the general meeting of shareholders;
- the order of getting acquainted with information (materials) to be submitted to the persons, having the right for participation in the general meeting, during the preparation for the general meeting and address (addresses) at which it is possible to get acquainted with it (address (location) of sole executive body of the Company, and also address of other places where the information (materials) will be available.

4.3. The message to the shareholders on the general meeting of shareholders whose agenda includes issues the voting on which can entail occurrence of the right to require repayment of the shares by the Company, besides the information specified in item 4.2 of the present Provisions, shall contain the following information:

- right of the shareholders - owners of the voting shares of the Company to require the repayment by the Company of the shares belonging to them, if they voted against acceptance of the decision or did not participate in voting on these issues;
- price and procedure of the share repayment.

4.4. The message to the shareholders about realization of extraordinary general meeting of shareholders whose agenda contains issue of election of the Board of Directors of the Company, in addition to the information specified in item 4.2 of the present Provisions, shall contain the information on the order and terms of naming candidates to the Board of Directors of the Company by the shareholders being in aggregate the owners of no less than 2 percent of the voting shares of the Company.

4.5. In addition to the information specified in items 4.2 - 4.4 of the present Provisions, the message on the general meeting of shareholders can contain other information on the order of participation of the shareholders in the general meeting of shareholders.

5. QUORUM OF THE GENERAL MEETING OF SHAREHOLDERS. REPEATED GENERAL MEETING OF SHAREHOLDERS

5.1. General meeting of shareholders is competent (has quorum), if the shareholders having in aggregate more than half of votes of the placed voting shares of the Company took part in it.

Shareholders taken part in the general meeting of shareholders shall be the shareholders registered for participation in it and the shareholders whose bulletins are received no later than two days before date of realization of the general meeting of shareholders. Shareholders taken part in the general meeting of shareholders, held in the form of correspondence voting, shall be the shareholders whose bulletins are received before the final date of reception of bulletins.

5.2. In the case of absence of quorum for realization of annual general meeting of shareholders, repeated general meeting of shareholders with the same agenda shall be held. In the case of absence of quorum for realization of an extraordinary general meeting of shareholders, repeated general meeting of shareholders with same agenda can be held.

Repeated general meeting of shareholders shall be competent (quorum), if the shareholders having in aggregate no less than 30 percent of votes of the placed voting shares of the Company have taken part in it.

The message on realization of the repeated general meeting of shareholders and distribution of the bulletins for voting shall be carried out no later than 20 days before the date of realization of the repeated general meeting of shareholders.

The message on realization of the repeated general meeting of shareholders whose agenda contains issue on reorganization of the Company shall be carried out no later than 30 days before the date of realization of the repeated general meeting of shareholders.

At realization of the repeated general meeting of shareholders in less than 40 days after the general meeting of shareholders that was not held, the persons having the right for participation in the general meeting of shareholders shall be determined according to the list of the persons having the right for participating in the general meeting of shareholders which was not held.

5.3. From results of determining the quorum on issues of the agenda of the general meeting of shareholders, the Registrar of the Company, carrying out functions of an accounting commission, makes the protocol on determining the quorum signed by the persons authorized by the Registrar.

If the quorum for realization of the general meeting of shareholders is available, the record on determining the quorum shall be prepared not later than 15 days after the closing of the meeting or the ending date of reception of the bulletins during realization of the meeting in the form of correspondence voting.

If the quorum for the general meeting of shareholders is absent, the record on determining the quorum shall be made no later than 15 days after the planned realization date of the meeting which was not held or the planned ending date of reception of bulletins if the meeting was supposed to be held in the form of correspondence voting.

6. VOTER GROUPS AT THE GENERAL MEETING OF SHAREHOLDERS

6.1. If agenda of the general meeting of shareholders includes issues the voting on which is carried out by different voter groups, the quorum for acceptance of the decision on these issues shall be determined separately. Thus, absence of quorum for acceptance of the decision on issues voting on which is carried out by one-group voters does not interfere with the acceptance of decision on the issues the voting on which is carried out by other-group voters for the adoption of which is present.

6.2. Issues under the competence of the general meeting of shareholders, for voting on which the voting group is determined separately involve:

1) election of the members of the Auditing Committee and early termination of their power;

2) acceptance of decision on approval of the bargains in which interest is present;

3) dismissal of the person, which is independently or together with affiliated persons acquired 30 % and over of the placed ordinary shares of the Company from the obligation of purchasing the shares from other shareholders of the Company;

4) Company reorganization;

5) liquidation of the Company, assignment of liquidating commission and approval of intermediate and final liquidating balances;

6) modification and additions in the Company Articles limiting the rights of the shareholders - owners of the preference shares of the certain type, including cases of definition or increase of the amount of dividend and (or) definition or increase of liquidating cost paid on the preference shares of the previous turn, and also granting to the shareholders - owners of the preference shares of other type of preference in paying dividend and (or) liquidating cost of the shares.

6.3 The right of vote at the general meeting of shareholders on issue specified in the subitem 1 of item 6.2 of the present Provisions belongs to the shareholders - owners of the shares of the Company voting on all issues of the competence of the general meeting of shareholders, except for the members the Board of Directors of the Company or persons occupying posts in the Company management bodies.

The right of vote at the general meeting of shareholders on issue specified in the subitem 2 of item 6.2 of the present Provisions belongs to the shareholders - owners of the shares of the Company voting on all issues under the competence of the general meetings who have no interest in the bargain.

The right of vote at the general meeting of shareholders on an issue specified in the subitem 3 of item 6.2 of the present Provisions belongs to the shareholders - owners of the shares of the Company voting on all issues under the competence of the general meeting of shareholders except for the person who independently acquired 30 and over percent of the placed ordinary shares of the Company, and its affiliated persons.

The right of vote at the general meeting of shareholders on issues specified in the subitems 4, 5 items 6.2 of the present Provisions belongs to the shareholders - owners of the ordinary shares of the Company and shareholders - owners of the privileged shares of the Company of each type.

The right of vote at the general meeting of shareholders on an issue specified in the subitem 6 of item 6.2 of the present Provisions belongs to the shareholders - owners of the shares of the Company voting on all issues under the competence of the general meeting of shareholders, and the shareholders - owners of the privileged shares of the Company of each type, the rights on which are limited.

6.4. The structure of those voting on the agenda issues of the general meeting of shareholders shall be determined for the date of drawing up the list of persons having the right to participate in general meeting of shareholders.

6.5. If the definition of quorum on different issues on the agenda of the meeting is carried out separately, the protocol on the quorum definition shall specify the information on the presence (absence) of quorum on each of such items.

7. BODIES FORMED FOR REALIZATION OF GENERAL MEETING OF SHAREHOLDERS

7.1. Chairman of the general meeting of shareholders shall be the person determined by the Company Articles. The chairman of the general meeting of shareholders holds the meeting as follows

1) announces opening and closing of the meeting;
2) announces persons representing information on the agenda issues;
3) supervises course of discussion of the agenda issues;
4) carries out other functions stipulated by the present Provisions.

7.2. Presidium of the general meeting of shareholders can be formed under the decision of the Chairman for participating in holding the general meeting of shareholders held in the form of a meeting.

The chairman and the members of the meeting Presidium carry out joint holding of the general meeting of shareholders and carry out functions stipulated by the subitems 1 - 3 items 7.1 of the present Provisions.

7.3. If the person presiding at the general meeting according to the Company Articles is absent at an extraordinary general meeting held on the decision of bodies and persons having the right to require realization of an extraordinary general meeting, the Chairman of general meeting shall be the person accepted decision on the extraordinary general meeting (its representative), or, if the decision on realization of an extraordinary general meeting is accepted by several persons or members of a joint body, one of them, determined by their decision.

7.4. For conducting the record of the general meeting of shareholders, the Chairman of the general meeting of shareholders nominates the Secretary (Secretariat) of the general meeting of shareholders.

7.5. In case the Company has the Corporate secretary of the Company, the Corporate secretary fulfills the following duties as the secretary of the general meeting of shareholders:

1) acceptance of necessary measures on preparation and realization of the general meeting of shareholders according to the requirements of the legislation, Articles and other internal documents of the Company on the basis of the decision on realization of the general meeting of shareholders, accepted by the Board of Directors of the Company or other bodies and persons according to the requirements of legislation and the Company Articles;

2) preparation of orders to the Registrar of the Company on drawing up the list of the persons having the right for participation in general meeting of shareholders, and list of the persons having the right on the dividends on shares;

3) formation of materials, which should be given to the general meeting of shareholders, providing access to them, assurance and granting copies of the appropriate documents on demand of the persons having the right to participate in general meeting of shareholders;

4) notice on realization general meeting of shareholders of all members of the management and control bodies of the Company;

5) collection of filled bulletins for voting received by the Company at addresses determined for their reception, and duly transfer of such bulletins to the Company Registrar carrying out functions of an accounting commission;

6) answers to the questions of the participants of general meeting on the procedure of its realization with the use of the present Provisions and observance of the requirements of the current legislation, and also acceptance of measures for resolving conflicts connected to the procedure of preparation and realization of the general meeting of shareholders;

7) organization of the protocol of the general meeting of shareholders.

If the Corporate secretary is not nominated or is absent at the general meeting of shareholders or at certain moment of its preparation, the specified functions shall be carried out by the Secretary of the meeting and/or by other persons in the Company.

7.6. The functions of an accounting commission of the Company shall be carried out by the Company Registrar. Thus the Company Registrar checks powers and registers the persons participating in the general meeting of shareholders, determines quorum of the general meeting of shareholders, explains questions arising in connection with realization by shareholders (by their representatives) of the right of vote at the general meeting, explains the order of voting on issues which are brought to voting, provides the established order of voting and the right of shareholders on participation in voting, counts up votes and summarizes voting results, makes the protocol on the results of voting, transfers the bulletins for voting to archive, and carries out other functions stipulated by the present Provisions.

At realization of functions of an accounting commission the Company Registrar has the right:

- to conduct registers and other registration documents of any form at own discretion;
- independently with allowance for the requirements of the current legislation and present Provisions to determine the forms of the records made.

8. PROCEDURE OF GENERAL MEETING OF SHAREHOLDERS AND VOTING ON THE AGENDA ISSUES OF THE GENERAL MEETING OF SHAREHOLDERS HELD AS MEETING (JOINT PRESENCE OF SHAREHOLDERS FOR DISCUSSING ISSUES ON THE AGENDA AND ADOPTION OF DECISIONS VOTED)

8.1. The registration for participation at the general meeting is for persons (their representatives) included on the list of persons having the right for participation in the general meeting, except for the persons (their representatives) whose bulletins are received no later than two days before date of realization of the meeting.

If before registration of the representative of the person having the right for participation at the meeting, the Company or Registrar carrying out functions of an accounting commission received notice on replacement (withdrawal) of the representative, the person having right for participation in the meeting (including new representative working on the basis of proxy for voting) is subject to registration for participation at the general meeting.

The persons (representatives) having the right for participation at the general meeting of shareholders, whose bulletins are received no later than two days before the date of realization of the general meeting of shareholders, have the right to be present at the general meeting.

8.2. The general meeting in the form of meeting opens if to the time of its beginning there is quorum at least on one of issues included in agenda of the general meeting. The registration of the persons having the right of participation in the general meeting not registered for participation in

general meeting before its opening, terminates at the moment of end of discussion of the last issue of the agenda of the general meeting, on which quorum is present.

8.3. In case by the time of beginning of the general meeting of shareholders quorum is not present on one of issues included in agenda, Registrar who is carrying out functions of an accounting commission, notifies the Chairman of the general meeting of shareholders of it. The chairman of the meeting makes decision on the time of opening general meeting of shareholders. Thus the opening of the general meeting of shareholders can not be transferred more than by 2 hours.

When transferring the opening of the general meeting of shareholders, the protocol of general meeting of shareholders shall show the actual time of the meeting opening.

8.4. The consideration of issues at general meeting of shareholders is carried out according to the sequence determined by authorized agenda.

The sequence of consideration of issues can be changed under the decision of the Chairman of the meeting.

8.5. The discussion of agenda issues of the general meeting of shareholders consists in presentation by the persons participating in the meeting of information on agenda issues and in reception by them (as required) of explanations on agenda issues and on the submitted information.

The discussion of agenda issues of the meeting occurs in the order determined by items 8.6 - of 8.9 present Provisions.

8.6. Persons participating in the meeting receive information on discussed agenda issue in the form of reports (messages) from:

- lecturers nominated by the meeting Chairman;
- persons (their representatives) participating in the meeting having declared on intention to present additional information on the agenda issues. Such declarations should be directed in written form to Chairman of the general meeting of shareholders prior to the beginning of consideration of the appropriate agenda issue. The declaration shall contain the name of the person, the formulation of the agenda issue on which the information, time required for presentation, number of votes by which the person votes on the agenda issue.

8.7. Each person (representative) participating in the meeting has the right to receive explanations on any agenda issue and information, submitted on it from the Chairman of the meeting, the members of Presidium or the person (persons) who has presented the information. Such address should be directed in written form to Chairman of the general meeting of shareholders prior to the beginning of consideration of the following agenda issue with indication of a the name of the person participating in the meeting, number of votes by which the person votes on a discussed issue.

Each written address which has been properly made should be considered during the meeting.

If in the opinion of the Chairman, member of Presidium or person (persons) who have presented the information, exhausting explanation is impossible immediately, or the person (representative) participating in the meeting, requires a written explanation on its issue, such written explanation should be directed to the addressing person no later than 10 days after closing of the general meeting of shareholders. The written explanation can be given only in case of appropriate registration of the demand according to 1-st paragraph of the present item.

8.8. The time of reports (messages) on agenda issues and explanations of addresses is determined by the Chairman. Thus:

- presentation of the lecturer nominated by the Chairman is no less than 10 minutes and no more than 45 minutes;
- presentation of the person (its representative) participating in the meeting with additional information on agenda issue is no less than 5 minutes;
- presentation with explanation on the address is no less than 10 minutes.

The chairman has no right to make comments on presentations and also to interrupt lecturer except for cases when lecturer violates the order of stipulated by the present Provisions.

8.9. The necessity of breaks during general meeting of shareholders and their duration is determined by the Chairman.

The break during the general meeting of shareholders can not be announced during discussion of an agenda issue.

8.10. The opportunity is given to the persons (their representatives), registered for participation in general meeting of shareholders to vote on agenda issues at any time from the moment of opening up to the moment of the expiration of time of voting determined according to item 8.11 of the present Provisions, and beginning of calculation of votes on agenda issues.

8.11. After discussion of the last agenda issue of the general meeting of shareholders, on which quorum is present, the Chairman gives no less than 30 minutes for voting on agenda issues.

8.12. The results of voting and decisions accepted by general meeting can be:

1) announced on general meeting of shareholders or

2) transferred to the persons having the right on participation in the meeting, when due hereunder.

8.13. General meeting of shareholders is closed:

1) at the moment when all decisions accepted by the meeting and results of voting, in case stipulated by the subitem 1 of item 8.12 of the present Provisions are announced or

2) at the moment of the expiration of time given for voting on agenda issues according to item 8.11 of the present Provisions, in case stipulated by the subitem 2 of item 8.12 of the present Provisions.

General meeting, to the moment of opening of which quorum was available on separate issues, can not be closed, if by the moment of the termination of registration the persons providing quorum on the issues were registered.

9. BULLETIN FOR VOTING AT GENERAL MEETING OF SHAREHOLDERS

9.1. Voting on issues of the general meeting of shareholders is carried out only by bulletins for voting.

The bulletin for voting should be directed or is handed under signature to each person specified in the list of the persons having the right on participation in general meeting of shareholders, no later than 20 days before realization of the general meeting of shareholders. The direction of the bulletin for voting is carried out by the certified mail.

On demand of persons recorded for participation in the general meeting held in the form of meeting whose bulletins are not received Company or are received later than two days prior to date of realization of the meeting, can be given only bulletins for voting with a mark about their repeated distribution.

If at the general meeting of the shareholders in the form of meeting, Company or Registrar carrying out functions of an accounting commission, receive from the person having the right on participation in general meeting of shareholders the notice on replacement (withdrawal) of the representative before registration of the representative is received, whose powers stop, person having the right on participation in the meeting, (including new representative working on the basis of the proxy on voting) the bulletins for voting should be given.

9.2. Bulletin for voting should contain:

- complete company name and place of Company location;
- form of realization of the general meeting of shareholders (meeting or correspondence voting);
- date, place, time of realization of the general meeting of shareholders and mail address, to which the filled bulletins can be directed, or in case of realization of the general meeting of shareholders in the form of correspondence voting, the final date of reception of the bulletins for voting and mail address, to which the filled bulletins should be directed;

- formulations of the decisions on each issue (name of each candidate), the voting on which is carried out by the given bulletin;
- variants of voting on each issue expressed by the formulations «for», «against» or «refrained», and in case if the bulletin carries out cumulative voting on an issue on election of the members of board of directors, also field opposite to the name of each candidate, the number of the votes which have been given up for the appropriate candidate by the person, participating in the general meeting which has chosen variant of voting «for»;
- indication on whether election of the members Board of Directors of the Company is carried out by cumulative voting, and explanation of an essence of cumulative voting;
- mention of that the bulletin for voting should be signed by the shareholder;
- other information stipulated by the current legislation.

Besides above-stated, the bulletin can specify:

- formulation of each issue put on voting, and sequence of its consideration;
- way of marking the adopted variant of voting;
- surname, name, patronymic of the person having the right on participation in general meeting of shareholders;
- number of votes for the person having right on participation in general meeting of shareholders, on each issue;
- other information determined Board of Directors Company.

The bulletin for voting should not contain two and more issues of the general meeting of shareholders, if the voting on these issues is carried out by different voting groups.

9.3. Void are:

1) Bulletins for voting, in which voting of more than one variant is left;

2) Bulletins received by the Company signed by the representative, working on the basis of the proxy in case of reception by Company or Registrar carrying out functions of an accounting commission, notice on replacement of this representative no later than two days before date of realization of the general meeting;

3) two or more filled bulletins of one person, in which different variants for one issue are available;

4) bulletin for voting on issue on election of the members Auditing Committee Company, in which variant of voting «for» is left with the greater number of the candidates, than the number of the persons, which should be elected in an Auditing commission of the Company;

9.4. If the bulletin for voting contains several issues put on voting, the recognition of the bulletin void concerning one or several issues does not entail recognition of the bulletin for voting void as a whole.

9.5. Votes submitted by the bulletin for voting, recognized void, on one, several or all issues, the voting on which is carried out by the given bulletin, are not taken into account at summarizing voting on those issues, on which the given bulletin is recognized void.

The recognition of the bulletin for voting void in a part of voting on one, several or all issues, voting on which is carried out by the given bulletin, is not the basis for exception of votes under the specified bulletin at definition of quorum presence.

10. CHARGES ON PREPARATION AND REALIZATION OF GENERAL MEETING OF SHAREHOLDERS

10.1. The list of charges on preparation and realization of annual general meeting of shareholders and extraordinary general meeting of shareholders, spent by the decision of the Board of Directors Company on the basis of its own initiative, requirement of Auditing Committee Company, Company auditor, and also shareholders being the owners of no less than 10 percent of the voting shares as of the date of presentation of the requirement, is made and approved by Company administration.

10.2. If during the established term the Board of Directors of the Company does not adopt the decision on convocation of an extraordinary general meeting of shareholders or the decision on refusal of its convocation is accepted, and extraordinary general meeting of shareholders is

called by bodies and persons requiring its convocation, and general meeting of the shareholders adopted decision on the reimbursement for preparation and realization of the extraordinary general meeting of shareholders at the expense of the Company, compensation is only for documentary confirmed expenses suffered by bodies and the persons, possessing powers necessary for convocation and realization of extraordinary general meeting of shareholders.

11. ORDER OF APPROVAL OF THE STATEMENT AND INTRODUCING CHANGES AND ADDENDA

11.1. The present Provisions is approved by the general meeting of the shareholders by the majority of votes of the shareholders - owners of the voting shares of the Company.

11.2. The present Provisions can be complemented and changed by general meeting of the shareholders by the majority of votes of the shareholders - owners of the voting shares of the Company.

11.3. If as a result of change of the legislation of the Russian Federation or Company Articles separate clauses of the present Provisions are in contradiction, the Provisions are applied in the part which is not contradicting to the current legislation and the Company Articles.

1283-2(b)

Draft

authorized
by the Joint (Extraordinary) General meeting of stockholders
of OJSC " VolgaTelecom "
"   "   2003
Minutes №   of   "   ", 2003.

Chairman of the
General meeting of shareholders
_______________ V.F. Lyulin

CHARTER
of the Open Joint-Stock Company "VolgaTelecom" (OJSC"VolgaTelecom")

(New edition)

Nizhniy Novgorod
2003.

Article 1
General provisions

1.1. Open Joint-Stock Company "Svyazinfrom" of Nizhniy Novgorod Region (OJSC "Nizhegorodsvyazinform") (hereinafter called "The Company") is founded by the Committee for Management of the State Property of the Nizhniy Novgorod Region according to the Decree of the President of the Russian Federation of July 01, 1992 № 721 «About organizational measures for transformation of the State enterprises, voluntary associations of the State enterprises into joint-stock companies», and also the governmental order of the Russian Federation of December 22, 1992 № 1003 «About privatization of the telecommunication enterprises» on the basis of the State telecommunication and information enterprise "Rossvyazinform" and is the legal successor of all of its rights and obligations. The Company is registered by the Order of the Head of Administration of Nizhniy Novgorod № 1605-r of December 15, 1993.

The General meeting of stockholders of OJSC "Nizhegorodsvyazinform" on June 28, 2002 authorized the Charter of the Company in a new wording in which the name of the Company is changed to Open Joint-Stock Company "VolgaTelecom" (OJSC "VolgaTelecom").

1.2. On the basis of a decision of the general meeting of stockholders of OJSC "Nizhegorodsvyazinform" of November 09, 2001, the Company is reorganized by means of a Take-Over of Open Joint-Stock Company "Kirovelektrosvyaz" (OJSC "Kirovelektrosvyaz"), location: Kirov, Drelevsky str., 43/1, TIN 4348002318; of Open Joint-Stock Company "Martelkom" (OJSC "Martelkom"), location: the Republic of Mariy El, Yoshkar Ola, Sovetskaya street, 138, TIN 1215011205; of Open Joint-Stock Company "Svyazinfrom" of Republic of Mordovia (OJSC "Svyazinfrom" of Mordovia), location: Republic of Mordovia, Saransk, Bolshevistskaya street, 13, TIN 1300013059; of Open Joint-Stock Company «Elektrosvyaz of the Orenburg Region» (OJSC «Elektrosvyaz of the Orenburg region»), location: Orenburg, Volodarsky street,11, TIN 5610005104; Open Joint-Stock Company "Svyazinfrom" of Penza Region (OJSC "Svyazinfrom"), location: Penza, Kuprin street, 1/3, TIN 5800000136; Open Joint-Stock Company "Svyazinfrom" of the Samara Region (OJSC "Svyazinfrom" of the Samara Region), location: Samara, Leningradskaya street, 24, TIN 6317015857; Open Joint-Stock Company "Saratovelektrosvyaz" (OJSC "Saratovelektrosvyaz"), location: Saratov, Kiselyov street, 40, TIN 6452016913; Open Joint-Stock Company «Telecommunication networks of the Udmurt Republic» (OJSC «Udmurttelecom»), the location: the Udmurt Republic, Izhevsk, Pushkinskaya street, 278, TIN 1831015632; Open Joint-Stock Company "Elektrosvyaz" of the Ulyanovsk Region (OJSC "Ulyanovskelektrosvyaz"), location: Ulyanovsk, L. Tolstoy street, 60, TIN 7300000068; Open Joint-Stock Company "Svyazinfrom" of the Chuvash Republic (OJSC "Svyazinfrom" of the Chuvash Republic), location: the Chuvash Republic, Cheboksary, Lenin's prospect, 2, TIN 2128000713.

According to:

- An assignment deed authorized by the General meeting of stockholders of OJSC "Kirovelektrosvyaz" on October 22, 2001,
- An assignment deed authorized by the General meeting of stockholders of OJSC "Martelkom" on November 06, 2001,
- An assignment deed authorized by the General meeting of stockholders of OJSC "Svyazinfrom" of Mordovia on October 23, 2001,
- An assignment deed authorized by the General meeting of stockholders of OJSC «Elektrosvyaz of the Orenburg region» on October 30, 2001,
- An assignment deed authorized by the General meeting of stockholders of OJSC "Svyazinfrom" of the Penza region on November 05, 2001,
- An assignment deed authorized by the General meeting of stockholders of OJSC "Svyazinfrom" of the Samara region on October 31, 2001,

- An assignment deed authorized by the General meeting of stockholders of OJSC «Udmurt Telecom» on November 01, 2001,

- An assignment deed authorized by the General meeting of stockholders of OJSC "Ulyanovskelektrosvyaz" on October, 24, 2001,

- An assignment deed authorized by the extraordinary General meeting of stockholders of OJSC "Svyazinfrom" of the Chuvash Republic on November, 02, 2001,

The company is the legal successor of all rights and obligations of OJSC "Kirovelektrosvyaz", OJSC "Martelkom", OJSC "Svyazinfrom" of Mordovia, OJSC «Elektrosvyaz of the Orenburg region», OJSC "Svyazinfrom" of the Penza region, OJSC "Svyazinform" of the Samara region, OJSC "Saratovelektrosvyaz", OJSC «Udmurt Telecom», OJSC "Ulyanovskelektrosvyaz", OJSC "Svyazinfrom" of the Chuvash Republic under all obligations concerning all their creditors and debtors.

The termination of activity of OJSC "Kirovelektrosvyaz" by reorganization in the form of a Take-Over by OJSC "VolgaTelecom" is registered by the Inspection of the Ministry of the Russian Federation of taxes and excises in the city of Kirov of the Kirov region on November 30 2002, state registration number 2024341304645.

The termination of activity of OJSC "Martelkom" by reorganization in the form of Take-Over by OJSC "VolgaTelecom" is registered by Inspection of the Ministry of Taxes and Excises of Russia in Yoshkar Ola, Republic of Mariy El on November 30, 2002, state registration number 2021200765452.

The termination of activity of OJSC "Svyazinfrom" of Mordovia by reorganization in the form of Take-Over by OJSC "VolgaTelecom" is registered by Inspection of the Ministry of Taxes and Excises of Russia in Lenin District of Saransk, Republic of Mordovia on November 30, 2002, state registration number 2021300982492.

The termination of activity of OJSC «Telecommunication of the Orenburg Region» by reorganization in the form of Take-Over by OJSC "VolgaTelecom" is registered by Inspection of the Ministry of the Russian Federation of Taxes and Exsices in Lenin District of the city of Orenburg of the Orenburg Region on November 30, 2002, state registration number 2025601032246.

The termination of activity of OJSC "Svyazinfrom" of the Penza Region by reorganization in the form of Take-Over by OJSC "VolgaTelecom" is registered by Inspection of the Ministry of Taxes and Excises of Russia in Lenin District of Penza on November 30, 2002, state registration number 2025801362662.

The termination of activity of OJSC "Svyazinfrom" of the Samara Region by reorganization in the form of Take-Over by OJSC "VolgaTelecom" is registered by Inspection of the Ministry of the Russian Federation of Taxes and Excises in the Samara District of the city of Samara on November 30, 2002, state registration number 2026301422080.

The termination of activity of OJSC "Saratovelektrosvyaz" by reorganization in the form of Take-Over by OJSC "VolgaTelecom" is registered by Inspection of the Ministry of Taxes and Excises of Russia in the Kirov District of Saratov on November 30, 2002, state registration number 2026402669104.

The termination of activity of OJSC «Udmurt Telecom» by reorganization in the form of Take-Over by OJSC "VolgaTelecom" is registered by Inspection of the Ministry of Taxes and Excises of Russia in October District of Izhevsk of the Udmurt Republic on November 30, 2002, state registration number 2021801161810.

The termination of activity of OJSC "Ulyanovskelektrosvyaz" by reorganization in the form of Take-Over by OJSC "VolgaTelecom" is registered by Inspection of the Ministry of Taxes and Excises of Russia in Lenin District of Ulyanovsk on November 30, 2002, state registration number 2027301173843.

The termination of activity of OJSC "Svyazinform" of the Chuvash Republic by reorganization in the form of Take-Over by OJSC "VolgaTelecom" is registered by Inspection of the Ministry of the Russian Federation of Taxes and Excises in Lenin District of Cheboksary the Chuvash Republic on

Article 2
Name, Location of the Company

2.1. The long title of the Company in Russian is Открытое акционерное общество "ВолгаТелеком".

2.2. The short title of the Company in Russian is ОАО "ВолгаТелеком".

2.3. The long title of the Company in English is Open Joint Stock Company «VolgaTelecom».

2.4. The short title of the Company in English is OJSC «VolgaTelecom».

2.5. Location of the Company: Russian Federation, 603000, Nizhniy Novgorod, M. Gorky sq., Post House.

2.6. Mailing address of the Company: 603000, Nizhniy Novgorod, M. Gorky sq., Post House.

Article 3
The legal status of the Company

3.1. The Company is an open joint-stock company. The company is created for an unlimited term of activity.

The legal status of the Company, the procedure of its activities, reorganization and liquidation, and also the rights and obligations of the Company's stockholders are defined by the Civil Code of the Russian Federation, the Federal Law «About Joint-stock Companies», other Federal Laws, other legal Acts of the Russian Federation adopted by the corresponding state bodies within the limits of their powers, and also by the present Charter.

In case of the subsequent change of norms of the current legislation of the Russian Federation the present Charter is valid in the part not contradicting to their imperative norms.

As for the issues which were not determined by the present Charter, the Company is guided by the current legislation of the Russian Federation.

3.2. The Company is a corporate entity and owns the separated property which is accounted for in its independent balance, can obtain and carry out on its own behalf property and personal non-property rights, perform obligations, be the claimant and the respondent in court.

The Company has a round stamp containing its long title in Russian and the indication of its location, and also other seales containing inscriptions, determined by established norms, stamps and firm letterheads with the name of the Company, its own logo, the trade mark registered in ordinary course of business and other means of visual identification.

Branches and other structural divisions of the Company are supposed to have a round stamp containing long titles: of the Company, corresponding branch, structural division in Russian and an indication of the place of registration of the Company, and also other seales containing inscriptions, determined by established norms, corresponding stamps and forms made in a uniform firm style, and the information on existence of round stamps should be contained in the Regulations about corresponding branches and structural divisions.

The Company has the right to open in due course the bank accounts in the Russian Federation and beyond its limits.

3.3. The Company bears the responsibility on the obligations within the limits of property belonging to it on which collecting can be inverted under the legislation of the Russian Federation. Stockholders are not liable for obligations the Company and bear the

the shares completely, bear joint liability for the Company's obligations within the limits of the outstanding part of the cost of shares belonging to them.

3.4. The Company is not responsible for obligations of the state, governmental bodies and stockholders, equally, the state, its agencies and stockholders are not responsible for the Company's obligations.

3.5. The company (with a view of realization of state, social, economic and tax policy bears responsibility for the safety of the documents (administrative, financial and economic, staff, etc.), provides transfer to the state safe keeping of the documents having scientific and historical value, keeps and uses in compliance with established regulations documents of staff, and also the personal data of the company's employees.

Article 4
The purpose and kinds of activity of the Company

4.1. The purpose of the Company is profit making.

4.2. The basic kinds of activity of the Company are:

4.2.1. Local and intrazonal telecommunication service provision;

4.2.2. Provision of services of local, inter-city and international telecommunication through payphones and shared terminals;

4.2.3. Provision of services of inter-city and international telecommunication;

4.2.4. Provision of services of cellular mobile telecommunication (GSM-900, DCS-1800, CDMA-400, NMT-450, CDMA-800);

4.2.5. Provision of services of mobile radio telephone telecommunication;

4.2.6. Provision of services of mobile radio communication;

4.2.7. Provision of services of personal radio call;

4.2.8. Provision of services of personal radio call with condensation of VHF FM channel;

4.2.9. Provision of services of leasing of communication links;

4.2.10. Provision of telematic services (including services of e-mail, service providing access to information resources, directory service, Telefax service, Comfax services, office fax services, services of messages processing, voice message services, voice information transmission services, audio conference service, video conference services);

4.2.11. Provision of data transmission service;

4.2.12. Provision of cable telecommunication services (including "telegram" services, AT/TELEX network services);

4.2.13. Provision of cable TV services ;

4.2.14. Wire broadcast service provision;

4.2.15. Provision of TV broadcasting services with application of transmission devices;

4.2.16. Provision of radio broadcasting services with application of transmission devices;

4.2.17. Provision of local telecommunication services with application of radio access devices;

4.2.18. Provision of TV broadcasting services with application of transmission devices (MMDS);

4.2.19. accomplishment of works connected to data constituting a state secret;

4.2.20. Realization of actions and (or) rendering of services in the field of protection of the State secret;

4.2.21. Realization of actions and (or) rendering of services in the field of protection of the State secret, in connection with functioning of a cryptographic agency;

4.2.22. Realization of actions and (or) rendering of services in the field of protection of the State secret regarding the technical information protection;

4.2.23. The organization and realization of actions for observance of protection of communication confidentiality and other secrets protected by the law;

4.2.24. Examination of the exploratory project and design documentation;

4.2.25. Construction, major overhaul, reconstruction, expansion, modernization of

4.2.26. Construction, major overhaul, reconstruction, modernization of civil constructions;

4.2.27. Geodetic and cartographical activity;

4.2.28. Training, improvement of professional skill of technical officers, the industrial personnel, the administrative personnel;

4.2.29. Maintenance service, repair and sale of cash machines;

4.2.30. Maintenance service, repair and sale of communication facilities;

4.2.31. installation, repair and maintenance service of systems of the security signal system;

4.2.32. The organization of restoration of networks and communication facilities at failures and damages;

4.2.33. Priority provision of services and communication facilities in interests of defense, government, security and law and order;

4.2.34. Performance of maintenance measures for securing communication services in extreme situations;

4.2.35. Realization of plans of mobilization preparation of communication networks and extreme situations measures;

4.2.36. consulting services provision;

4.2.37. medical services provision;

4.2.38. Trading and purchasing activity;

4.2.39. Industrial fishery;

4.2.40. Activity for fire prevention and extinguishing;

4.2.41. Installation jobs, repair and service of means of maintenance of fire safety of buildings and constructions;

4.2.42. Operation of electric, thermal and gas networks;

4.2.43. Designing and construction of buildings and constructions of responsibility level I and II;

4.2.44. Engineering research work for construction of buildings and constructions of responsibility level I and II;

4.2.45. surveyor jobs;

4.2.46. provision of certificates for keys for digital electronic signatures, registration of electronic digital signature owners, provision of services connected to application of electronic digital signatures, and confirmation} of authenticity of electronic digital signatures;

4.2.47. logging industry activities;

4.2.48. passenger traffic with motor transport equipped for transportation of more than 8 persons;

4.2.49. Transportation of cargoes by motor transport means with carrying capacity over 3.5 tons;

4.2.50. material handling (loading and unloading) in railway transportation;

4.2.51. Repair of measurement instrumentation;

4.2.52. Storage and sales of oil, gas and products of their processing.

4.3. Possessing the general legal capacity, the Company has its civil rights and performs the duties necessary for realization of any other kinds of activity, not forbidden by federal laws.

The Company may be engaged in individual kinds of activity which are listed by federal laws only on the basis of special licenses.

Article 5
Branches and offices of the Company

5.1. The Company has the right to create branches and to open offices following the due procedure both in territory of the Russian Federation, and beyond its borders. Branches and offices are not legal persons.

5.2. OJSC "VolgaTelecom" has the following branches:

5.2.2. The Nizhniy Novgorod branch located at the address: 603000, Nizhniy Novgorod, Bolshaya Pokrovskaya str, 56;

5.2.3. The Orenburg branch located at the address: 460000, Orenburg, Volodarsky str., 11;

5.2.4. The Penza branch located at the address: 440606, Penza, Kuprin str., 1/3;

5.2.5. The Samara branch located at the address: 443010, Samara, Krasnoarmeyskaya str., 17;

5.2.6. The Saratov branch located at the address: 410600, Saratov, Kiselyov str., 40;

5.2.7. The Ulyanovsk branch located at the address: 432601, Ulyanovsk, L.Tolstogo str., 60;

5.2.8. The branch in Mariy El Republic, located at the address: 424000, Mariy El Republic, Ioshkar Ola, Sovetskaya str., 138;

5.2.9. Branch in the Republic of Mordovia, located at the address: 430000, Republic of Mordovia, Saransk, Bolshevistskaya str., 13;

5.2.10. Branch in the Udmurt Republic, located at the address: 426008, Udmurt Republic, Izhevsk, Pushkinskaya str., 278;

5.2.11. Branch in the Chuvash Republic, located at the address: 428000, the Chuvash Republic, Cheboksary, Lenin pr., 2.

5.3. Branches and offices of the Company operate according to the Regulations concerning them which are adopted by the Board of Directors. The Board of Directors adopts a decision about creation of branches, opening of offices and their liquidation.

Heads of Branches and offices are appointed and dismissed by the General director with a preliminary agreement with the Board of Directors of the Company and acts on behalf of the Company on the basis of the power of attorney.

By a decision of Board, the joint agency of a branch which organizes the performance of decisions of management bodies of the Company and works on the basis of the Statutes adopted by the Management Board of the Company can be created.

Article 6
Charter capital of the Company. Placed and declared shares

6.1. Charter capital of the Company makes 1639764970 rubles.

6.2. Charter capital of the Company consists of a face-value of the shares issued in the paperless form and acquired by shareholders, including:

6.2.1. Ordinary registered shares: 245969590 shares. The face-value of each ordinary share is 5 (five) rubles.

6.2.2. Preferred registered type A shares: 81983404 shares. The face-value of each preferred type A share is 5 (five) rubles.

6.3. The Company has the right to place in addition to the placed common shares 1299093 shares in form of ordinary nominal paperless shares (declared shares). The face-value of each declared ordinary share is 5 rubles.

The Company has the right to place in addition to the placed type A preference shares 531496 preferred nominal paperless shares (declared shares). The face-value of each declared type A preferred share is 5 rubles.

6.4. The declared shares stipulated by item 6.3 of the present Charter, in case of their placement will possess all rights established by articles 7, 8 of the Charter for shares of the Company of corresponding category (type).

6.5. Charter capital of the Company can increased in the due procedure stipulated by existing legislation the Russian Federation and the present Charter, in the following ways:

6.5.2. By placing additional shares within the limits of the amount of declared shares determined in item 6.3 of the present Charter.

6.6. The increase in the authorized capital of the Company by increase in the face-value of shares is carried out on the basis of a decision of the general meeting of shareholders of the Company approved by a majority of vote of shareholders - holders of voting shares of the Company, participating in the meeting.

6.7. The increase of the authorized capital of the Company by placement of additional shares by means of a closed subscription is carried out on the basis of a decision of the general meeting of shareholders of the Company approved by the majority of three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting.

6.8. The increase of the authorized capital of the Company by placement of additional shares by means of an open subscription in case if the amount of additional shares placed by an open subscription makes more than 25 percent of the shares previously placed by the Company, is carried out on the basis of a decision of the general meeting of shareholders of the Company approved by a majority of three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting.

6.9. The increase of the authorized capital of the Company by placement of additional shares by means of an open subscription, except for the cases specified in item 6.8 of the present Charter, is carried out on the basis of a decision of the Board of directors of the Company approved unanimously by all members of the Board of directors of the Company without taking into account votes of retired members of the Board of directors of the Company.

6.10. Payment of the additional shares placed by means of a subscription, can be made by money, securities, other things or property rights or other rights having a monetary value. The form of payment of additional shares is determined by a decision about their placement.

6.11. the Company's Charter capital can be reduced by reduction of the face-value of shares or reduction of their total amount, including by purchase of a part of shares, in the cases stipulated by the Federal law «About joint-stock companies».

6.12. The decision about reduction of the Authorized capital of the Company by reduction of the face-value of shares or by purchase of a part of shares with a view of reduction of their total amount is adopted by the general meeting of shareholders by a majority of vote of the shareholders, owners of voting shares of the Company participating in the meeting.

6.13. The Company has no right to reduce the Charter capital, if as a result of such reduction its size becomes less than thousand minimum payments as established by the federal law for date of submission of documents for the state registration of respective amendments in the Articles of incorporation and in case if the Company is obliged to reduce the Charter capital according to requirements of the current legislation of the Russian Federation - by date of the state registration of the Company.

6.14. If by the date of termination of the second and each following fiscal year according to the annual accounting balance to be approved by shareholders of the Company, or according to results of an auditor examination, the cost of net assets of the Company becomes smaller than its authorized capital, the Company is obliged to reduce the Charter capital up to the size not exceeding the cost of its net assets.

Rights and duties of shareholders, owners of ordinary shares of the Company

7.1. Each ordinary share of the Company gives the shareholder - to its owner identical volume of rights.

7.2. Each shareholder - the owner of ordinary shares of the Company has the right:

7.2.1. To participate in the general meeting of shareholders of the Company in the due procedure, stipulated by existing legislation the Russian Federation;

7.2.2. To receive dividends in the due procedure, stipulated by existing legislation of the Russian Federation and the present Charter, when declared by the Company;

7.2.3. To receive a part of property of the Company, remaining after its liquidation which is proportional to number of shares in his possession;

7.2.4. To get access to the documents stipulated by item 1 of Article 89 of the Federal law «About joint-stock companies», in the due procedure stipulated by Article 91 of the specified law;

7.2.5. To claim confirmation of the shareholder's rights for the share from the registrar of the Company by issuing an extract from the registry of shareholders of the Company;

7.2.6. to receive information on all records on his personal account at the Company's registrar, and also other information stipulated by legal acts of the Russian Federation, which establish the due procedure of conducting the registry of shareholders;

7.2.7. to alienate shares belonging to him without consent of other shareholders and of the Company;

7.2.8. to protect his civil rights in the court in cases, stipulated by the existing legislation of the Russian Federation, including claiming indemnification for losses from the Company;

7.2.9. To claim the repayment of all shares belonging to the shareholder (or part of it) from the Company in cases and in the due procedure, stipulated by the existing legislation of the Russian Federation;

7.2.10. To sell shares to the Company in case if the Company adopted a decision to purchase the shares;

7.2.11. To claim from the Company an extract from the list of the persons having right to participate in the General meeting of shareholders containing information on the shareholders;

7.2.12. Priority in purchasing additional shares placed by means of an open subscription and issued securities convertible in shares, in an amount proportional to the amount of shares held by them.

7.3. The shareholder owning more than 1 percent of voting shares of the Company, has the right to claim from the registrar of the Company the information on the name (names) of shareholders registered in the registry and holding shares and information on the amount, the category and the face-value of shares held by them (the specified information is given without indication of addresses of shareholders).

7.4. The shareholders (shareholder) owning in aggregate not less than 1 percent of placed ordinary shares of the Company, have the right to access the court with a claim against a member of the Board of directors of the Company, an individual executive of the Company, a member of a joint executive agency of the Company, or against the management or the manager about indemnification of losses, caused to the Company as a result of guilty actions (inactivity) of the specified persons.

7.5. In the general meeting of shareholders, the shareholders possessing not less than 1 percent of votes have the right to claim the provision of the list of persons having the right to participate in the meeting from the Company. The information on documents and the mailing address of the shareholders included in this list, are given only with their consent.

7.6. The shareholders (shareholder) being in aggregate owners of not less than 2 percent of voting shares of the Company, have the right to move a proposal to introduce an issue into the agenda of the annual general meeting of shareholders and to put forward candidates for management and controlling bodies of the Company elected by the general meeting of shareholders. During preparation of an extraordinary general meeting of shareholders with the agenda concerning election of the Board of directors of the Company, the specified shareholders (shareholder) have the right to propose candidates for election for the Board of directors of the Company.

7.7. The shareholders (shareholder) who own in aggregate not less than 10 percent of voting shares of the Company, have the right to require convocation of an extraordinary general meeting of shareholders from the Board of directors of the Company. In case if during the term established by the current legislation of the Russian Federation and the present Charter, the Board of directors of the Company does not adopt a decision on convocation of an extraordinary general meeting of shareholders or adopts a decision to refuse its convocation, the extraordinary meeting can be convoked by initiative of the specified shareholders (shareholder).

7.8. The shareholders (shareholder) who own in aggregate not less than 10 percent of voting shares of the Company, have the right to claim an audit of financial and economic activity of the Company at any time.

7.9. The shareholders (shareholder) who hold in aggregate not less than 25 percent of voting shares of the Company, have the right of access, and also have the right to reception of copies of financial statements and of the minutes of sessions of the joint executive agency of the Company.

7.10. Shareholders, owners of ordinary shares of the Company - have other rights, stipulated by the existing legislation of the Russian Federation, and by the present Charter.

7.11. Each shareholder - owner of ordinary shares of the Company - is obliged:

- To inform the holder of the registry of shareholders of the Company about changes of his personal data;
- To not disclose the confidential information on activity of the Company.

7.12. In case if a shareholder of the Company has intention to acquire 30 or more percent of the placed ordinary shares of the Company, independently or together with an affiliated person (persons), the shareholder is obliged to submit a written notice of intention to acquire the specified shares to the Company not earlier than 90 days prior and not later than 30 days prior to the date of purchase of shares. After fulfillment of such a transaction (transactions) of purchase of shares, the shareholder is obliged to propose to shareholders of the Company to sell him ordinary shares of the Company held by them and the issued securities convertible into ordinary shares within 30 days from the date of purchase, at the market price, but not below their average price, in six months prior to the date of purchase.

Article 8
Rights and duties of shareholders, owners of type A preference shares

8.1. Each type A preference share of the Company gives the shareholder - to its owner - an identical volume of rights.

8.2. Owners of type A preference shares have the right to receive the annual fixed dividend except for the cases stipulated by the present Charter. The total sum paid as dividend for each type A preference share is established at a rate of 10 percent of the net profit of the Company according to results of the last fiscal year, divided by number of shares which make 25 percent of the authorized capital of the Company. Besides, if the sum of the dividends paid by the Company for each ordinary share in a certain year exceeds the sum to be paid as dividends for each type A

preference share, the size of the dividends paid for the latter, should be increased up to the size of dividends paid for the ordinary shares.

8.3. Owners of type A preference shares have the right to participate in the general meeting of shareholders with a vote at the decision of reorganization and liquidation of the Company issues, and also to vote on amendment of Articles of incorporation, in the case if the mentioned changes limit the rights of the specified shareholders.

8.4. Owners of have the right to participate in the general meeting of shareholders with a vote on all Agenda items of the meeting in the case if the meeting of shareholders, irrespective of the reasons, does not adopt the decision on payment of dividends or adopts the decision on incomplete payment of dividends for type A preference shares. The specified right of owners of type A preference shares arises since the meeting following the annual meeting of shareholders in which the decision on payment of dividends was not adopted, and stops from the moment of the first payment of dividends for the specified shares in the full size.

8.5. Owners of type A preference shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11, item 7.2.12 of the present Charter for owners of ordinary shares of the Company. These rights are given shareholders - to owners of preference shares of type And, including, in a case when the given shares are not voting.

8.6. Owners of type A preference shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in the case if type A preference shares entitle to vote on all issues of the competence of the general meeting of shareholders of the Company.

8.7. Owners of type A preference shares have the right to claim from the Company repayment of all shares held by the shareholder or of a part of them in the cases and in the due procedure, stipulated by the existing legislation of the Russian Federation.

8.8. Owners of type A preference shares, possessing not less than 1 percent of votes in the general meeting of shareholders, have the right to claim from the Company the provision of the list of the persons entitled to participate in the meeting. The documents data and the mail address of the shareholders included in this list are given only with their consent.

8.9. Shareholders, owners of type A preference shares have other rights, stipulated by the existing legislation of the Russian Federation and by the present Charter.

8.10. Each shareholder - owner of type A preference shares - is obliged:

- To inform the holder of the registry of shareholders of the Company on any change of his personal data;
- To not disclose the confidential information concerning the activity of the Company.

Article 9
Funds of the Company

9.1. In the Company, a reserve fund is created at a rate of 5 percent of the authorized capital of the Company.

The reserve fund of the Company is formed by obligatory annual deductions in size of not less than 5 percent of the net profit of the Company till achievement of the size of fund established in the present item.

The reserve fund is intended for covering of losses of the Company, and also for repayment of bonds of the Company and repayment of shares of the Company in case of

The reserve fund cannot be used for other purposes.

9.2. A decision of the general meeting of shareholders on an issue stipulated in sub-item 13 of item 12.2 of the present Charter, the decision on creation of other funds, including corporisation fund for workers of the Company can be adopted by the Company.

Means of corporisation fund are to be spent exclusively for purchase of shares of the Company sold by shareholders of the Company, for the subsequent accommodation to its employees.

At requited sale of the shares acquired on account of means of corporisation fund to workers of the Company, the obtained means are applied for formation of the specified fund.

The due procedure of forming, expenditure of means of the fund, its appropriation is determined by the Regulations about the corporisation fund of workers of the Company, approved by the Board of directors of the Company.

Article 10
Dividends of the Company

10.1. The Company has the right to make a decision once a year (to declare) payment of dividends for the placed shares.

Dividends are paid from the net profit of the Company specified in the Profit and Loss Report of the Company upon results of the year. Dividends for preference shares can be paid at the account of the funds of the Company specially intended for this purpose.

In case of reorganization of the Company in the form of take-over of other societies by it, the net profit of the Company is determined by summing its net profit and net profit (loss) of the annexed societies calculated according to statutory acts on book keeping in Profits and Losses Reports of the annexed societies by the last accounting date (date of reorganization).

The decision on payment of annual dividends, the size of the annual dividend and the form of its payment for shares of each category (type) is adopted by the general meeting of shareholders. The size of annual dividends cannot be more than it was recommended by the Company's Board of directors.

The Company makes a list of the persons having the right to receive annual dividends for payment of dividends. This list is made according to the registry by the date of drawing up of the list of persons having the right to participate in the annual general meeting of shareholders.

10.2. Dividends for type A preference shares are paid in time, established by the decision of the general meeting of shareholders on payment of annual dividends of the Company. The specified term is established not later than the termination of fiscal year in which the decision on payment of annual dividends is adopted.

10.3. Dividends for ordinary shares are paid by the Company in time, established by the decision of the general meeting of shareholders on payment of annual dividends of the Company. The specified term is established not later than the termination of fiscal year in which the decision on payment of annual dividends is adopted.

10.4. The dividends declared by the Company can be paid both in money, and in form of other property in case if the general meeting of shareholders of the Company adopted the decision on payment of dividends in non-monetary form.

The decision of the general meeting of shareholders on payment of dividends of the Company in non-monetary form is adopted only on the basis of a movement by the Board of directors of the Company in which the property of the Company directed for payment of dividends should be specified.

10.5. At decision-making (announcement) on payment of dividends, the Company is guided by the restrictions established by federal laws.

Article 11
The registry of shareholders of the Company. The registrar of the Company

11.1. The Company assures maintenance and safekeeping of the registry of shareholders of the Company according to the requirements established by the current legislation of the Russian Federation and other legal acts of the Russian Federation.

11.2. The holder of the registry of shareholders of the Company is the specialized registrar who is carrying out activity of maintenance of the registry of shareholders as its exclusive activity and has a license of the established form for realization of this activity.

The approval of the registrar of the Company and the agreement provisions with it, and also the cancellation of the contract with the registrar of the Company is carried out on the basis of the decision of the Board of directors of the Company.

11.3. The Company is not exempt from responsibility for maintenance and keeping of the registry of shareholders. In case if some wrongful actions of the registrar break civil rights of the shareholder or of the nominal holder, such shareholder or the nominal holder has the right, following an established procedure, according to the legislation of the Russian Federation, to claim in court the infringement of the civil rights requiring indemnification from the Company, including the repayment of damages.

11.4. The registrar of the Company carries out functions of the tellers of the Company. The registrar of the Company checks the powers and registers the persons participating in the general meeting of shareholders of the Company, defines the quorum of the general meeting of shareholders, explains the issues arising in connection with voting by shareholders (their proxies) in the general meeting, explains the voting procedure and the issues arising in connection with voting, provides the established voting procedure and guarantees the rights of shareholders to participate in voting, counts votes and voting results, makes the minutes of voting results, submits voting ballots to the Company.

Article 12
General meeting of shareholders

12.1. General meeting of shareholders is the supreme management body of the Company.

12.2. The following issues belong to the competence of the general meeting of shareholders which cannot be transferred for the decision by the Board of directors, by the General director or Management Board of the Company:

1) Modifications and additions to the present Charter or the approval of Articles of incorporation (Charter of the Company) in a new wording (except for the cases stipulated by the Federal law «About joint-stock companies»), issues on which the decisions are adopted by at least three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting;

2) Reorganization of the Company, the decision on which is adopted by at least three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting;

3) Liquidation of the Company, appointment of the liquidating commission and approval of intermediate and final liquidating balances, decisions on which are adopted by at least three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting;

5) Early termination of powers of members of the Board of directors, the decision on which is adopted by a majority of vote of shareholders, owners of the voting shares participating in the meeting;

6) Definition of amount, face-value, category (type) of declared shares of the Company and the rights given by these shares, decisions on which are adopted by at least three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting;

7) Increase of the authorized capital of the Company by increasing face-value of shares, the decision on which is adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting;

8) The increase of the authorized capital of the Company by placement of additional shares by an open subscription in case if the quantity of shares placed in addition makes more than 25 percent of previously placed ordinary shares of the Company, the decision on which is adopted by at least three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting;

9) The increase of the authorized capital of the Company by placement of additional shares by a closed subscription, the decision on which is adopted by at least three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting;

10) Reduction of the authorized capital of the Company by reduction of face-value of shares, by purchase of a part of shares by the Company with a view of reduction of their total amount, and also by repayment of shares acquired or redeemed by the Company, the decision on which are adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting;

11) Election of members of the Auditing commission of the Company and an early termination of their powers, decisions on which are adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting;

12) Approval of the Auditor of the Company, the decision on which is adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting;

13) Approval of annual reports, annual accounting statements of the Company, including profit and loss reports (accounts of profits and losses) of the Company, and also distribution of profit, including payment (declaration) of dividends, and losses of the Company by results of the fiscal year, decisions on which are adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting;

14) Definition of procedure of the General meeting of shareholders of the Company, the decision on which is adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting;

15) Splitting and consolidation of shares, decisions on which are adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting;

16) Decision on approval of transactions in fulfillment of which there is an interest, the decision on which is adopted in cases and in the due procedure, stipulated by chapter XI of Federal law «About joint-stock companies»;

17) Decision on approval of large transactions connected to purchase, alienation or an opportunity of alienation by the Company, directly or indirectly, of property the cost of which makes more than 50 percent of balance cost of the assets of the Company, determined according to its accounting reports by the last accounting date, except for transactions made during usual economic activities of the Company, transactions connected to placement by means of a subscription (sale) of ordinary shares of the Company, and also transactions connected to placement of issued securities, convertible into ordinary shares of the Company, the decision on which is adopted by the majority of three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting;

18) Decision on participation in the holding companies, financial and industrial groups, associations and other unions of commercial organizations, adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting;

19) Approval of the internal documents regulating activity of executive bodies of the Company, the decision on which is adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting;

20) Accommodation of bonds convertible into shares and other issued securities convertible in the share by the Company if the specified bonds (other issued securities) are placed by means of a closed subscription or by means of an open subscription if convertible bonds (other issued securities) can be converted in ordinary shares of the Company making more than 25 percent of previously placed ordinary shares at an open subscription, the decision on which is adopted by at least three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting;

21) Decision on compensation of charges on preparation and carrying out of an extraordinary General meeting of shareholders of the Company at the expense of the Company in a case of an infringement of requirements of the current legislation of the Russian Federation by the Board of directors which did not adopted the decision on convocation of an extraordinary meeting and the meeting was convoked by other persons. The decision is adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting;

22) Exemption of a person which, independently or together with affiliated persons, acquired 30 or more percent of the placed ordinary shares of the Company, from the duty of purchasing shares from other shareholders of the Company, the decision on which is adopted by a majority of vote of shareholders, owners of the voting shares participating in the meeting, except for votes for the shares, belonging to the specified person and to affiliated persons;

23) Decision on transfer of powers of an individual executive agency of the Company to a managing organization or to a manager, the decision on which is adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting;

24) The decision of other issues stipulated by the Federal law «About joint-stock companies» and the present Charter.

12.3. The General meeting of shareholders has the right to adopt decisions on the issues stipulated by sub-items 2, 7, 8, 9, 15 - 19, 23 items 12.2 of the present Charter exclusively upon the proposal of the Board of directors. Thus other persons having, according to the current legislation of the Russian Federation, powers to make the proposal for the agenda of an annual or an extraordinary general meeting of shareholders, have no right to demand from the Board of directors inclusion of the listed issues into the agenda of the meeting.

The General meeting of shareholders has no right to adopt decisions on issues which are beyond its competence according to the Federal law «About joint-stock companies».

The General meeting has no right to adopt decisions on issues which are not in the agenda of the meeting, or to change the agenda.

12.4. At the decision of issues of modification and additions to the present Charter by the general meeting of shareholders, limiting the rights of shareholders, owners of preference shares of the Company of a certain type, the decision on such changes and additions is adopted, if it is given at least three quarters of votes of shareholders, owners of ordinary shares of the Company participating in the meeting in favor of it and three quarters of votes of all shareholders, owners of preference shares of a certain type of the Company.

12.5. The Company is obliged to convoke an annual general meeting of shareholders annually.

The Annual general meeting of shareholders is held not earlier than four months and not later than six months after termination of the fiscal year.

The following issues shall be resolved by the annual general meeting of shareholders :

Election of the Board of directors of the Company,

Election of the Auditing commission of the Company,

Approval of the Auditor of the Company,

Approval of annual reports, annual accounting statements, including profit and loss reports (accounts of profits and losses) of the Company, and also distribution of the profit, including payment (declaration) of dividends, and losses of the Company by results of the fiscal year,

Also other issues in competence of the general meeting of shareholders can be resolved by it.

12.6. The shareholders (shareholder) holding in aggregate at least 2 percent of voting shares of the Company, have the right to propose issues for the agenda of the annual general meeting of shareholders and to put forward candidates for the Board of directors of the Company, the Auditing commission of the Company, the number of which cannot exceed the quantitative limits of the corresponding body established by the present Charter. Such proposals should be moved by the Company not later than in 60 days after the termination of the fiscal year.

12.7. All other general meetings of shareholders, except the annual general meetings of shareholders, are extraordinary meetings.

Extraordinary general meeting of shareholders is held upon decision of the Board of directors on the basis of its own initiative, on requirement of the Auditing commission of the Company, the Auditor of the Company, and also the shareholders (shareholder) holding at least 10 percent of voting shares of the Company by the date of submission of the requirement. Convocation of an extraordinary general meeting of shareholders on demand of the Auditing commission of the Company, the Auditor of the Company or the shareholders (shareholder) holding at least 10 percent of voting shares of the Company, is carried out by the Board of directors of the Company.

12.8. An Extraordinary general meeting of shareholders convoked on demand of the Auditing commission of the Company, the Auditor of the Company or the shareholders (shareholder) holding at least 10 percent of voting shares of the Company, should be carried out within 40 days from the moment of submission of the requirement about carrying out an extraordinary general meeting of shareholders.

12.9. An Extraordinary general meeting of shareholders, convoked on demand of the Auditing commission of the Company, the Auditor of the Company or the shareholders (shareholder) holding at least 10 percent of voting shares of the Company the agenda of which contains an issue of election of members of the Board of directors of the Company, should be held within 70 days from the moment of submission of the requirement about carrying out an extraordinary general meeting of shareholders.

In a case if the quantity of members of the Boards of directors of the Company becomes insufficient for making a quorum for carrying out sessions of the Board of directors of the Company, an extraordinary general meeting of shareholders, convoked upon the decision of the Board of directors of the Company on the basis of its own initiative for the decision of an issue of election of the Board of directors of the Company, should be held within 70 days from the moment of adopting a decision of its convocation by the Board of directors of the Company.

12.10. During preparation of an extraordinary general meeting of shareholders the agenda of which contains an issue of election of the Board of directors of the Company, the shareholders (shareholder) holding in aggregate at least 2 percent of voting shares of the Company, have the right to suggest candidates for the Board of directors of the Company, the number of which cannot exceed the quantitative limits of the Board of directors established by the present Charter. Such proposals should be submitted to the Company not later than 30 days prior to the date of carrying out of an extraordinary general meeting of shareholders.

12.11. The list of persons entitled to participate in the general meeting of shareholders, is made on the basis of the data of the registry of shareholders of the Company

The date of drawing up the list of persons entitled to participate in the general meeting of shareholders, is established not prior to the date of adopting the decision to convoke a general meeting of shareholders, not more than 50 days and not less than 45 days prior to the date of the meeting.

The date of drawing up the list of persons entitled to participate in an extraordinary general meeting of shareholders, the agenda of which contains an issue of election of the Board of directors of the Company, is established not earlier than the date of adopting a decision on holding an extraordinary general meeting of shareholders, not more than 65 days and not later than the date of the an extraordinary general meeting of shareholders.

12.12. The notice about holding a general meeting of shareholders should be submitted not later than 20 days, and the notice about holding a general meeting of shareholders the agenda of which contains an issue of reorganization of the Company should be submitted not later than 30 days prior to the date of the meeting.

In case if the proposed agenda of the extraordinary general meeting of shareholders contains an issue concerning election of the Board of directors of the Company, the notice about holding an extraordinary general meeting of shareholders should be submitted not later than 50 days prior to the date of the meeting.

The notice about holding an extraordinary general meeting of shareholders should be submitted within the specified deadlines to each person specified in the list of persons, having the right to participate in the general meeting of shareholders, by certified mail or is handed to each of the persons specified in the list, or published in the newspaper «Rossiyskaya Gazeta».

12.13. The following information (materials) is given to the persons having the right to participate in the general meeting of shareholders, in the due procedure and at the address (addresses) specified in the notice about holding an extraordinary general meeting of shareholders:

The annual accounting report, including the conclusion of the auditor, the conclusion of the Auditing commission of the Company according to the results of examination of the annual report,

Information about candidates for the Board of directors of the Company, the Auditing commission of the Company,

The project of amendments to the Articles of incorporation (Charter of the company), or the draft of Articles of incorporation in a new wording,

Drafts of internal documents of the Company,

Drafts of other documents, the adoption of which is stipulated by projects of decisions of the general meeting of shareholders,

Drafts of decisions the of the general meeting of shareholders,

Other information (materials) necessary for submission according to the current legislation,

Other information (materials) for adopting decision on Agenda items of the general meeting of the shareholders included by the Board of directors in the list of information (materials) distributed among the shareholders at the preparation of the general meeting of shareholders.

12.14. The General meeting of shareholders is competent (there is a quorum) if the shareholders possessing in aggregate more than half of votes of placed voting shares of the Company take part in it.

The shareholders registered for participation in the meeting and shareholders whose ballots are received not later than two days prior to the date of the general meeting of shareholders are considered to have taken part in the general meeting of shareholders. The shareholders whose ballots are received before the closing date of ballot reception are considered to have taken part in the general meeting of shareholders held in form of an absentee voting.

12.15. If the agenda of the general meeting of shareholders includes issues, the voting on which is carried out by different number of persons, the definition of a quorum for decision-making

the voting on which is carried out by one membership, does not interfere with decision-making on issues, the voting on which is carried out by other membership for which there is a quorum.

12.16. At the absence of a quorum for holding an annual general meeting of shareholders, a repeated annual general meeting of shareholders with the same agenda should be convoked. At the absence of a quorum for holding an extraordinary general meeting of shareholders, a repeated extraordinary general meeting of shareholders with the same agenda can be convoked.

The repeated general meeting of shareholders is competent (has a quorum) if the shareholders possessing in aggregate not less than 30 percent of votes of placed voting shares of the Company have taken part in it.

The notice about convoking a repeated general meeting of shareholders and submission (delivery) of voting ballots is carried out not later than 20 days prior to the date of holding the repeated general meeting of shareholders.

The notice about convoking a repeated general meeting of shareholders, the agenda of which contains an issue of reorganization of the Company, is published not later than 30 days prior to the date of holding the repeated general meeting of shareholders.

At convoking a repeated general meeting of shareholders in less than 40 days after the failed general meeting of shareholders, the persons having the right to participate in the general meeting of shareholders, are determined according to the list of persons having the right to participate in the failed general meeting of shareholders.

12.17. The person who is carrying out functions of an individual executive is the Chairman of the general meeting of shareholders if other decision is not adopted by the Board of directors of the Company.

12.18. Other issues connected to preparation and carrying out of the annual and extraordinary general meetings of shareholders, including the due procedure of conducting the general meeting of shareholders, are defined by Regulations about the due procedure of the general meeting of shareholders of the Company, approved by the general meeting of shareholders.

Article 13
Board of directors of the Company

13.1. Board of directors is the joint agency of administration of the Company which is carrying out the general management of the Company's activity.

13.2. The board of directors of the Company consisting of 11 persons is annually elected by the annual general meeting of shareholders by cumulative voting.

13.3. The General meeting of shareholders has the right to make the decision on an early termination of powers of members of the Board of directors. Such a decision can be adopted only for all members of the Board of directors simultaneously.

In case of an early termination of powers of the Board of directors the authorities of the new Board of directors are valid till the nearest annual general meeting.

13.4. The following issues are the competence of the Board of directors of the Company:

1) Definition of priority directions of activity of the Company, including the approval of the annual budget, budgets for intermediate term and long-term prospects, strategy and programs of development of the Company, modification of the specified documents, consideration of results of their performance;

2) Preliminary approval of operations which are beyond the limits established by the annual budget of the Company;

3) Convocation of annual and extraordinary general meetings of shareholders, except for the cases stipulated by item 8 of Article 55 of the Federal law «About joint-stock companies»;

5) Definition of date of drawing up the list of persons having the right to participate in the general meeting of shareholders, and other issues falling into the competence of the Board of directors of the Company according to statutes of chapter VII of Federal law «About joint-stock companies» and connected to preparation and carrying out of the general meeting of shareholders;

6) The preliminary approval of the annual report of the Company;

7) Increase of the authorized capital of the Company by placement of additional shares by the Company within the limits of quantity of the declared shares determined by the present Charter, except for the cases stipulated in sub-items 8, 9 of item 12.2 of the present Charter;

8) Accommodation of bonds and other issued securities by the Company in the case when according to conditions of accommodation of the specified bonds and other issued securities they are not convertible into the shares of the Company;

9) accommodation of the bonds convertible into the shares and other issued securities, convertible into the shares by the Company if the specified bonds (other issued securities) are placed by means of an open underwriting and the convertible bonds (other issued securities) can be converted into the ordinary shares of the Company making 25 or less percent of previously placed ordinary shares;

10) Definition of the price (monetary valuation) of property, the price of accommodation and the repayment of issued securities in the cases stipulated by the Federal law «About joint-stock companies»;

11) The approval of decisions on release of securities, prospectuses of issue of securities, reports on results of issue of securities of the Company, quarterly reports of the issuer of issued securities reports of results of acquisition of the Company's shares with the view of redeeming them;

12) Purchase of the shares placed by the Company, bonds and other securities;

13) Approval of the registrar of the Company and provisions of the Agreement with it, and adoption of decision on cancellation of the contract with it;

14) recommendations on the size of the dividend for shares, the form and term of payment, the approval of the internal documents on dividends for shares of the Company;

15) use of reserve fund and other funds of the Company;

16) Control over application of procedures of the internal control;

17) recommendations on the size of compensations and indemnifications paid to members of the Auditing commission of the Company, approval of the conditions of the contract concluded with the Auditor, including definition of the size of payment for his services;

18) approval of Regulations about structural divisions of the Company which are carrying out internal control functions, approval of candidates for the post of its head, and also consideration of other issues, on which decisions should be adopted by the Board of directors according to the Statutes regulating the specified division;

19) approval of the transactions connected to purchase, alienation or an opportunity of alienation by the Companydirectly or indirectly property which cost makes from 0,5 up to 25 percent of balance cost of the assets of the Company, certain{determined} according to his{its} accounting reporting for last accounting date;

20) Approval of the transactions connected to purchase, alienation or opportunity of alienation by the Company, directly or indirectly, of property the cost of which makes from 25 to 50 percent of balance cost of the assets of the Company, calculated on the basis of accounting reports by the last accounting date, except for transactions made during usual economic activities of the Company, transactions connected to accommodation of ordinary shares of the Company by means of a subscription (sale), and transactions connected to accommodation of issued securities, convertible into ordinary shares of the Company;

21) approval of transactions in the fulfilment of which there is an interest in the cases stipulated by chapter XI of Federal law «About joint-stock companies»;

22) approval of organizational structure of the Company, including the basic functions of structural divisions;

23) Creation of branches, opening of offices, their liquidation, approval of Regulations about of them;

24) preliminary approval of candidates for the post of the Heads of Branches and offices and dismissal of the Heads of the specified structural divisions from their posts;

25) approval of annual budgets, strategy and programs of development of branches, modification to the specified documents, consideration of results of their performance;

26) appointment of an individual executive agency (General director), definition of the term of his powers, and also an early termination of his powers;

27) election (re-election) of Chairman of the Board of directors of the Company, of his assistant;

28) creation of a joint executive agency (Management Board), definition of the term of its powers, and also an early termination of powers of members of the Board;

29) approval of combining of professions by the person who is carrying out functions of an individual executive agency of the Company, members of the Board of the Company, posts in management bodies of other organizations;

30) permission of combining jobs for the person who is carrying out functions of an individual executive agency, job in a paid post in other organizations;

31) Creation of permanent or temporary committees of the Board of directors (for resolving of certain issues), approval of Regulations about of them;

32) Appointment and clearing of a post of the Corporate secretary of the Company, approval of Statutes about the apparatus of the Corporate secretary of the Company;

33) approval of conditions of contracts (additional agreements), concluded with the General director, members of the Board, the Heads of Branches and offices, the Heads of structural division of the Company, carrying out functions of internal control, the Corporate secretary of the Company, and also consideration of issues, on which decisions should be adopted by the Board of directors according to the specified contracts;

34) Decision-making on participation (initial participation, the termination of participation, change of participation share) of the Company in other organizations by purchase, sale of shares, shares of other organizations, and also by making additional contributions into authorized capitals of these organizations;

35) Decision-making on participation of the Company in non-profit organizations, except for the cases stipulated sub-item 18 of item 12.2 of the present Charter, by becoming a participant, termination of participation, making additional contributions (payments) connected to participation of the Company in non-profitl organizations;

36) Decision-making on Agenda items of the general meetings of affiliated societies (the supreme management bodies of other organizations) of which the Company is the sole participant;

37) Definition of interaction of the Company with the organizations in which the Company participates;

38) approval of the internal document on issues of disclosing of the information concerning the Company;

39) approval of other documents, besides those stipulated in item 13.4 of the present Charter, the internal documents of the Company regulating various issues, falling into the competence of the Board of directors of the Company, except for internal documents the approval of which is attributed by Articles of incorporation to the competence of the general meeting of shareholders and executive agencies of the Company;

40) other issues stipulated by the Federal law «About joint-stock companies» and the present Charter.

13.5. issues attributed to the competence of the Board of directors of the Company cannot be transferred for adopting a decision to a joint or individual executive agency of the Company.

13.6. Decisions on the issues specified in sub-item 7, 20 of item 13.4. of the present Charter are adopted unanimously by all members of the Board of directors of the Company except for votes of retired members of the Board of directors of the Company.

In the event if the unanimity of members of the Board of directors of the Companyon as for issues stipulated in sub-items 7, 20 of item 13.4. of the present Charter is not achieved, the specified issues can be ruled by a resolution of the general meeting of shareholders upon a decision of the Board of directors of the Company. Thus decisions on them are adopted by a majority of vote of shareholders, owners of voting shares of the Company participating in the meeting.

13.7. Other issues, besides those listed in item 13.6 of the present Charter, issues folling into the competence of the Board of directors by the Federal law «About joint-stock companies» and by the present Charter, are adopted by a majority of vote of members of the Board of directors of the Company, participating in the session.

13.8. procedure of convocation and sessions of the Board of directors, the size and a procedure of payment of compensations and indemnifications to members of the Board of directors are defined by the Statutes on the board of directors confirmed by the general meeting of shareholders.

13.9. Sessions of the Board of directors of the Company are convoked by Chairman of the Board of directors on his own initiative, on demand of a member of the Board of directors, the Auditing commission of the Company, the auditor of the Company, an individual or joint executive agency of the Company, and also on demand of the shareholders (shareholder) owning in aggregate not less than 5 percent of voting shares of the Company.

13.10. The quorum for carrying out of sessions of the Board of directors of the Company makes more than half of the number of elected members of the Board of directors.

13.11. Sessions of the Board of Directors can beorganized in form of joint presence (including conference communication) or absentee ballot.

13.12. At definition of quorum and results of voting of the Board of directors organized in form of joint presence, the written opinion of a member of the Board of directors of the Company absent at its session is taken into account.

13.13. At the decision of issues at session of the Board of directors of the Company, each member of the Board of directors possesses one vote. At adoption of decisions by the Board of directors, the Chairman of the Board of directors possesses the right of a casting vote in case of equality of votes of members of the Board of directors of the Company.

13.14. Chairman of the Board of directors of the Company organizes its job, convokes sessions of the Board of directors and presides over them, organizes conducting minutes at sessions, provides effective job of committees of the Board of directors.

13.15. The board of directors has the right to appoint a vice-president of the Board of directors. In case of absence of Chairman of the Board of directors of the Company, his functions (including the right to sign documents) are fulfilled by his assistant, and in case of absence of the latter, by one of members of the Board of directors by a decision of the Board of directors of the Company, adopted by a majority of vote of its members participating in the session.

Article 14
Management Board of the Company

14.1. the Board is a joint executive agency organizing implementation of decisions of the general meeting of shareholders and the Board of directors of the Company.

14.2. The quantitative and personal structure of the Board is defined by a decision of the Board of directors of the Company following a proposal of the General director, members of the Board of directors of the Company.

14.3. The Board is formed for the term, determined by the Board of directors of the Company on a proposal of its members.

by a decision of the Board of directors of the Company any member (all members) of the Board of the Company can be dismissed from office before the term.

In case of an early termination of powers of single members of the Board, the authority of the new appointed members will be valid within the limits of term for which the Board of the Company is formed.

14.4. The following management issues fall into competence of the Board of the Company which concern the the current activity of the Company:

1) Development of proposals concerning the basic activities of the Company, including projects of the annual budget, budgets on intermediate term and long-term prospects, strategy and programs of development of the Company, suggestions for amendment of the specified documents;

2) approval of procedures of internal control;

3) Definition of personnel and social policy of the Company;

4) approval of the internal document regulating general provisions of motivation of work, and also consideration and decision-making on the conclusion of collective agreements and contracts;

5) Preparation of materials and projects of decisions on the issues subject to consideration in the general meeting of shareholders, the Board of directors and submission of materials to committees of the Board of directors;

6) Organizational and technical maintenance of activity of bodies of the Company;

7) Definition of technical, financial and economic and tariff policies of the Company and its branches;

8) Definition of accounting policies, control over perfection of methodology of accounting and administrative account, and also over introduction of the international standards of book keeping in the Company and its branches;

9) Definition of methodology for planning, budgeting and controlling in the Company and its branches;

10) Definition of policies of safety in the Company and its branches;

11) Definition of investment of branch with property and withdrawal of property fixed in the branch;

12) Definition of quantitative structure and appointment of members of joint executive agencies of branches, and also early termination of their powers, approval of Regulations about a joint executive agency of a branch;

13) preliminary approval of candidates for the post of assistant managers, chief accountants of Branches and offices and discharge of the specified persons from a post;

14) approval of conditions of contracts (additional agreements), concluded with members by joint agencies of branches, assistant menagers, chief accountants of Branches and offices, and also consideration of issues, on which decisions should be adopted by the Board according to the specified contracts;

15) approval of quarterly budgets of branches, amendments to the specified documents;

16) analysis of job results of structural divisions of the Company, including separate, and development of instructions obligatory for execution for perfectioning their job;

17) approval of internal documents regulating issues falling into competence of the Board of the Company, except the documents adopted by the general meeting of shareholders and by the Board of directors of the Company.

14.5. The board of the Company has the right to make also decisions on other issues of management of the current activity of the Company on behalf of the Board of directors or following

14.6. procedure of convocation and sessions of the Board, and also the due procedure of decision-making by the Board, the size and procedure of payment of compensation to members of the Board are established by Regulations about the Board of the Company, confirmed by the general meeting of shareholders of the Company.

14.7. Rights, duties, and responsibility of members of the Board are determined by the contract concluded by each of them with the Company. The contract is signed on behalf of the Company by the General Director of the Company.

Article 15
The general director of the Company

15.1. The general director is the individual executive agency carrying out management of the current activity of the Company. The general director is appointed by the Board of directors of the Company.

15.2. The general director makes decisions on the issues not assigned to the competence of the general meeting of shareholders, Board of directors and Board of the Company by the present Charter.

15.3. The general director carries out functions of Chairman of the Board of the Company.

15.4. The general director operates on behalf of the Company without the power of attorney, he represents its interests, makes transactions on behalf of the Company, approves the staffs, issues orders and instructions obligatory for execution by all workers of the Company.

Rights, duties, size of payment and responsibility of the General director are determined by the contract concluded by him with the Company. The contract is signed on behalf of the Company by the Chairman of the Board of directors of the Company.

15.5. The board of directors of the Company has the right to make at any time the decision on early termination of powers of the General director of the Company and on cancellation of the contract with him.

Article 16
The corporate secretary of the Company.
The apparatus of the Corporate secretary of the Company

16.1. In compliance with a decision of the Board of directors, a special person can be appointed whose task is monitoring of observance of the procedural requirements guaranteeing realization of the rights and interests of shareholders of the Company by bodies and officials of the Company - the Corporate secretary of the Company.

16.2. Rights, duties, term of appointment, size of payment and responsibilities of the Corporate secretary of the Company are defined by internal documents of the Company, and also by the contract concluded by him with the Company. The contract is signed on behalf of the Company by the Chairman of the Board of directors of the Company.

16.3. With a view of controlling the effective performance of the duties in the Company by the Corporate secretary of the Company, the apparatus of the Corporate secretary of the Company can be created. Its structure, number, and duties of workers are defined by an internal document of the Company confirmed by the Board of directors.

Article 17
The control over financial and economic activity of the Company

17.1. In order to better control the financial and economic activities in the Company, the Auditing commission, a special structural division carrying out functions of internal control is created, and also an independent auditor is involved.

17.2. The auditing commission is an independent controlling body of the Company, elected in the annual general meeting of shareholders till the following annual general meeting of shareholders and consisting of 5 persons.

17.2.1. Powers of separate members or or of the whole Auditing commission can be stopped before the term by a decision of the general meeting of shareholders.

In case of an early termination of powers of members of the Auditing commission, the authority of the new Auditing commission shall be effective till the next annual general meeting of shareholders.

In a case when the quantity of members of the Auditing commission decreases to less than half of elected members of the Auditing commission, the Board of directors is obliged to call an extraordinary general meeting of shareholders for election of a new Auditing commission. The remaining members of the Auditing commission carry out the functions till election of a new Auditing commission elected by the extraordinary general meeting of shareholders.

17.2.2. The following falls into the competence of the Auditing commission:

- Checking of reliability of the data contained in reports and other financial documents of the Company;

- Revealing the facts of infringement of norms established by legal acts of the Russian Federation concerning accounting and book keeping and performance of financial reporting;

- Checking observance of rules of law at calculation and payment of taxes;

- Revealing the facts of infringement of legal acts of the Russian Federation according to which the Company carries out its financial and economic activity;

- Rating of economic feasibility of financial and economic operations of the Company.

17.2.3. Checking (auditing) of financial and economic activity of the Company by the Auditing commission is carried out on results of activity of the Company for a year.

Checking (auditing) of financial and economic activity of the Company is carried out also at any time:

- on initiative of the Auditing commission of the Company;
- on a decision adopted by the general meeting of shareholders of the Company;
- on a decision of the Board of directors of the Company;
- On demand of the shareholder (shareholders) of the Company, owning in aggregate not less than 10 percent of voting shares of the Company concerning all issues of the competence of the general meeting of shareholders by date of presentation of the requirement.

17.2.4. On demand of the Auditing commission, the persons occupying posts in managing organs of the Company are obliged to present documents on financial and economic activity of the Company.

17.2.5. The due procedure of activity of the Auditing commission, and also the size and procedure of payment of compensation to members of the Auditing commission are defined by Regulations about the Auditing commission of the Company, confirmed by the general meeting of shareholders.

17.3. In order to secure permanent internal control of all economic operations in the Company, the special structural division is created in the Company, not dependent on agencies of the Company. Its activity is supervised directly by the Board of directors of the Company.

Functions of the specified structural division, the due procedure of its activity, the procedure of appointment of the workers, requirements to them are defined by an internal document confirmed by the Board of directors of the Company.

17.4. For checking and confirming the correctness of the annual financial reporting, the Company annually employs a professional auditor who is not connected by property interests with

17.4.1. auditor carries out auditing of financial and economic activity of the Company according to legal acts of the Russian Federation on the basis of the contract concluded with him.

17.4.2. The General meeting of shareholders approves the auditor of the Company. The provisions of the contract concluded with the auditor, include the size of payment for his services, and are confirmed by the Board of directors of the Company.

17.4.3. Auditing of activity of the Company should be carried out at any time on demand of shareholders with cumulative share in the authorized capital of 10 percent or more. Shareholders - initiators of auditing submit a written requirement to the Board of directors which should contain the cause of requirement, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his authorized proxy. If the requirement is signed by the authorized proxy, the document confirming his power of attorney should be enclosed too.

Article 18
Reorganization of the Company

18.1. The Company can be voluntarily re-organized following the decision of the general meeting of shareholders. Other bases and the due procedure of reorganization of the Company are defined by the current legislation of the Russian Federation.

18.2. Reorganization of the Company can be carried out in the form of a merger, take-over, division, splitting and transformation to other organizational and legal form in the due procedure stipulated by the Federal law «About joint-stock companies».

Article 19
Liquidation of the Company

19.1. The Company can be liquidated voluntarily following the decision of the general meeting of shareholders or upon the decision of court, in cases and the due procedure, stipulated by existing legislation.

19.2. In the cases, stipulated by the existing legislation of the Russian Federation, the Company is obliged to make the decision on the voluntary liquidation.

19.3. In case if at voluntary liquidation of the Company, its property will be insufficient for settlement of all debts to creditors of the Company, the Chairman of the liquidating commission of the Company appointed by the general meeting of shareholders is obliged to submit an application to the arbitration court for realization of the simplified procedure of bankruptcy of the liquidated debtor concerning the Company.